CALCULATION OF REGISTRATION FEE

	Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price	Fee(1)
Ordinary shares, par value ZAR25 cents per share(2)	1,758,296,887.02(3)	$69,101.07

(1)	Calculated in accordance with Rule 457(o).

(2)	Each American Depositary Share (“ADS”) represents one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate Registration Statement on Form F-6 (File No. 333-133049).

(3)	Assumes all ordinary shares offered hereby are sold in the form of ADSs and at the estimated offer price of $25.28 (the U.S. dollar equivalent of the share subscription price of ZAR194.00 on May 22, 2008) and includes the cost of the depositary’s issuance fee (being an aggregate of $2,084,113.26 (an additional $0.03 per ADS)), which will be payable by investors purchasing our ADSs.
Filed pursuant to Rule 424(b)(2)
Registration No. 333-132662
Prospectus Supplement to Prospectus dated March 23, 2006.
Offering of 69,470,442 Ordinary Shares

AngloGold Ashanti Limited

We are offering to holders of our ordinary shares, par value ZAR 25 cents, including holders of E ordinary shares (collectively, “ordinary shares”) the right to subscribe for new ordinary shares, or offered shares (“share rights”). We are also offering to holders of our American Depositary Shares, or ADSs, each representing one ordinary share, the right to subscribe for new ADSs, or offered ADSs (“ADS rights” and, collectively with the share rights, the “rights”). Offered shares not taken up upon exercise of rights will be available for subscription by holders of rights that exercise their rights (“excess applications”).

The underwriters have severally agreed, subject to certain conditions, to procure subscribers, or otherwise subscribe themselves for any offered shares, whether in the form of ordinary shares or ADSs, that are not subscribed for pursuant to the exercise of the rights or allocated pursuant to the excess applications. See “Underwriting”. Our estimated net proceeds from the rights offering, after deducting the underwriters’ commission of ZAR269.5 million ($35.1 million), or approximately ZAR3.88 ($0.51) per offered share, and other expenses of ZAR125.1 million ($16.3 million), will be approximately ZAR13.1 billion ($1.7 billion), or approximately ZAR188.32 ($24.54) per offered share. U.S. dollar amounts are based on an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

The ADS Rights

Holders of our ADSs will receive 0.246403 ADS rights for each ADS that they own of record on June 3, 2008. One ADS right will entitle the holder thereof to purchase one offered ADS. A subscriber of the offered ADSs must deposit $27.81 per offered ADS subscribed, which represents 110% of the estimated ADS subscription price of $25.28 per offered ADS, to account for possible exchange rate fluctuations, foreign currency conversion costs and the depositary’s issuance fee of $0.03 per offered ADS. The estimated ADS subscription price is the U.S. dollar equivalent of the share subscription price using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008). If the actual U.S. dollar price (which will be the share subscription price of ZAR194.00 translated into U.S. dollars on or about June 27, 2008 in the case of initial subscriptions and on or about July 7, 2008 in the case of excess allocations) plus foreign currency conversion costs and the issuance fee is less than the deposit amount, the ADS rights agent will refund the excess amount to the subscribing ADS right holder. See “The Rights Offering”. Holders of ADS rights will also have the opportunity to subscribe for additional offered ADSs at the same price if not all of the rights are exercised. The ADS rights will expire at 5:00 p.m. (New York City time) on June 23, 2008.

The Share Rights

Holders of our ordinary shares will receive 24.6403 share rights for every 100 ordinary shares that they own of record on June 6, 2008. One share right will entitle the holder thereof to purchase one offered share at the share subscription price of ZAR194.00 per offered share. Holders of share rights will also have the opportunity to subscribe for additional offered shares at the same price if not all of the rights are exercised. The share rights will expire at 12:00 p.m. (Johannesburg time) on July 4, 2008.

The ADS rights are expected to trade on the NYSE under the symbol “AU RT” from May 29, 2008 until June 20, 2008 and the share rights are expected to trade on the JSE under the symbol “ANGN” from June 2, 2008 until June 27, 2008. Outstanding ADSs are traded on the New York Stock Exchange, or NYSE, under the symbol “AU”. Outstanding ordinary shares are traded on the JSE Limited, or JSE, under the symbol “ANG” and on other stock exchanges in London, Paris and Ghana and in the form of depositary interests in Brussels, Ghana and Australia.

We expect the offered ADSs to be delivered on or around July 7, 2008 (July 11, 2008 in the case of offered ADSs in respect of excess applications). We expect to issue the offered shares on or around July 7, 2008 (July 11, 2008 in the case of offered shares in respect of excess applications) and to have them admitted to listing and trading on the JSE on or around June 30, 2008.

See “Risk Factors” starting on page S-22 of this prospectus supplement to read about factors you should consider before buying our ordinary shares or ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Global Co-ordinators and Joint Book-runners

Goldman Sachs International	UBS Investment Bank
Lead Manager
Morgan Stanley

Prospectus Supplement dated May 27, 2008.

Table of Contents
Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ordinary shares and ADSs of AngloGold Ashanti Limited (“AngloGold Ashanti”). The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the “prospectus”, we are referring to the base prospectus, including the documents incorporated by reference in the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, the “Company”, “we” or “us” refers to AngloGold Ashanti Limited and its consolidated subsidiaries.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to AUD dollars and A$ are to the lawful currency of Australia, references to dollars or $ are to the lawful currency of the United States, references to cedi are to the lawful currency of Ghana and references to BRL and real are to the lawful currency of Brazil.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website
(http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE, the London Stock Exchange, Euronext Paris, the Ghana Stock Exchange and the Australian Stock Exchange.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: our strategy to reduce our gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding spot and received gold prices, production, cash costs and other operating results; growth prospects and outlook of our operations, individually or in the aggregate, including the completion and commencement of commercial operations at our exploration and production projects and the completion of acquisitions and dispositions; our liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included in this prospectus supplement are made only as of the last practicable date and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statement in this section.

In connection with the offering, the underwriters are not acting for anyone other than us and they will not be responsible to anyone other than us for providing the protections afforded to their clients or for providing advice in relation to the offering.

NOTICE TO PROSPECTIVE INVESTORS IN THE
UNITED KINGDOM, EUROPEAN ECONOMIC AREA AND JAPAN

The rights offering described in this document is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the rights offering is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The new offered shares and offered ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors (together, “EU Qualifying Shareholders”).

Access to this document by persons (1) in the United Kingdom who are not Relevant Persons, (2) in any member state of the EEA other than the United Kingdom, who are not Qualified Investors or (3) who are resident in Japan, is permitted for information purposes only and no such persons shall have any entitlement or the ability to participate in the rights offering referred to in this document.

This prospectus supplement has been prepared on the basis that all offers in the United Kingdom of offered shares or offered ADSs, other than the rights offering contemplated in this prospectus supplement, will be made pursuant to an exemption under the Prospectus Directive, as implemented in the member states of the EEA, from the requirement to produce a prospectus for an offer of offered shares or offered ADSs. Accordingly any person making or intending to make any offer of our ordinary shares or ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize the making of, any offer of our ordinary shares or ADSs through any financial intermediary.

Each person in a Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) who acquires any offered shares or offered ADSs to whom any offer is made under this rights offering will be deemed to have represented, acknowledged and agreed that it is an EU Qualifying Shareholder and in the case of any offered shares or offered ADSs acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the offered shares or offered ADSs acquired by it in this rights offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than an EU Qualifying Shareholder, or in circumstances in which our prior consent has been given to such offer or resale; or where offered shares or offered ADSs have been acquired by it on behalf of persons in any Relevant Member State other than EU Qualifying Shareholders, the rights offer of those offered shares or offered ADSs to it is not treated under the Prospectus Directive as having been made to such persons. We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements and will not be responsible for any loss occasioned by such reliance.

For the purposes of this provision, the expression an “offer of our ordinary shares or ADSs to the public” in relation to any of our ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of this rights offer and the offered shares and offered ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the offered shares or offered ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

In addition, due to restrictions under securities laws, the rights offering is not available to persons who are residents in Japan.

Shareholders on the United Kingdom register should contact Computershare Investor Services PLC without delay on +44 870 702 0000 if they are an EU Qualified Shareholder but may be treated as a non-EU Qualified Shareholder or if they believe they are a non-EU Qualified Shareholder but may be treated as an EU Qualified Shareholder.

NOTICE TO AUSTRALIAN INVESTORS

This document is not a prospectus or other disclosure document for the purposes of Chapter 6D of the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”) and a copy of this document has not been lodged with the Australian Securities and Investments Commission. Nothing in this document constitutes financial product advice (as that term is defined in the Corporations Act). Nothing in this document constitutes an offer of our shares or ADSs (or an interest in our shares or ADSs) to any person in Australia except to persons who fall within one or more of the categories of “sophisticated” or “professional” investors as described in sections 708(8) and (11) of the Corporations Act.

NOTICE TO CANADIAN INVESTORS

The distribution of securities offered in Canada pursuant to this prospectus supplement is being made in each of the Provinces and Territories of Canada (individually, a “Canadian Jurisdiction” and collectively, the “Canadian Jurisdictions”) as part of an international rights offer. The securities offered by this prospectus supplement will be distributed under exemptions from the prospectus and registration requirements of applicable securities laws in each of the Canadian Jurisdictions.

Any resale of the securities offered hereby will be restricted and must be made in accordance with, or pursuant to exemptions from, the prospectus and registration requirements available under applicable securities laws of the Canadian Jurisdictions. Canadian readers are advised to seek legal advice prior to any resale of the securities offered hereby.

This prospectus supplement and the documents incorporated by reference have been prepared in accordance with the laws of the United States, which differ from the requirements of applicable securities laws of the Canadian Jurisdictions. In Australia and South Africa, we are

legally required to publicly report ore reserves and mineral resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) and the South African Code for Reporting of Mineral Resources and Ore Reserves (the “SAMREC Code”). The SEC’s Industry Guide 7 does not recognize mineral resources. Accordingly, we do not report estimates of mineral resources in this prospectus supplement.

The disclosure in this prospectus supplement about mineral reserves refers to the applicable categories of the SAMREC Code rather than the categories prescribed by Canadian National Instrument 43-101 (“NI 43-101”). We believe that (i) the mineral resource and mineral reserve categories of the SAMREC Code are substantively similar to the mineral resource and mineral reserve categories prescribed by NI 43-101; and (ii) its mineral resources and mineral reserves reported in accordance with the SAMREC Code would not be materially different if reported in accordance with the mineral resource and mineral reserve categories prescribed by NI 43-101.

By its receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, chaque investisseur Canadien confirme paries présentes qu’il a expressément exige que tous les documents faisant foi ou se rapportant de quelque manière que ce soit a la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Canadian readers should be aware that the financial statements and other financial information contained in this prospectus supplement have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and thus may not be comparable to financial statements and financial information of Canadian companies. Holding and disposing of rights and ordinary shares or ADSs issued on the exercise of those letters of allocation may have tax consequences in Canada and other jurisdictions that are not described in this prospectus supplement. Canadian readers are advised to consult their tax advisors.

NOTICE TO INVESTORS IN GHANA

This document has been prepared in accordance with the laws of the United States and may not contain the same level of disclosure as would be required if this document was required to comply with relevant Ghanaian legislation including the Securities Industry Law 1993 (PNDCL 333) as amended by the Securities Industry (Amendment) Law, 2000 (ACT 590), the Securities and Exchange Commission (SEC) Regulations (L.I.1728), the Ghana Stock Exchange (GSE) Rules and the Companies Code 1963 (Act 179).

NOTICE TO NON-U.S. INVESTORS IN OTHER JURISDICTIONS

The distribution of this prospectus supplement, and the exercise of the rights, may be restricted by law in certain jurisdictions. Any failure to comply with applicable restrictions may constitute a violation of the securities laws of such jurisdictions. In particular, due to restrictions under the securities laws of certain countries, shareholders resident in such countries may not exercise rights. Persons into whose possession this prospectus supplement comes or who wish to exercise any of the rights must inform themselves about and observe any such restrictions. This prospectus supplement does not constitute an offer of our shares or ADSs, or an invitation to exercise any of the rights, in any jurisdiction in which such offer or invitation would be unlawful. Neither we nor the underwriters nor our or their respective advisers accept any responsibility for any violation by any person, whether or not a prospective participant in the rights offering, of any such restrictions.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States (“U.S. GAAP”). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of a mine’s profitability, efficiency and cash flows;

•	the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering:

•	Our annual report on Form 20-F for the year ended December 31, 2007;

•	Our Form 6-K relating to our unaudited condensed financial statements as of March 31, 2008 and December 31, 2007 and for each of the three month periods ended March 31, 2008 and 2007, prepared in accordance with U.S. GAAP, and related management’s discussion, filed with the SEC on May 22, 2008;

•	Any future reports on Form 6-K that indicate they are incorporated into this prospectus supplement; and

•	Any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, until we terminate this offering.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti North America Inc.
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
Telephone: +1 303-889-0753
Fax: +1 303-889-0707
Email: MPatterson@AngloGoldAshantiNA.com

PROSPECTUS SUPPLEMENT SUMMARY

Company Overview

We are headquartered in Johannesburg, South Africa, and are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2007, we had gold reserves of 72.2 million ounces. For the year ended December 31, 2007, we had consolidated total revenues of $3,095 million, gold production of 5.5 million ounces and total cash costs of $367 per ounce.

We were formed following the consolidation of the gold interests of Anglo American plc, or AA plc, into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	production and reserves for the year ended December 31, 2007 of 57 percent and 57 percent, respectively, from operations outside South Africa; and

•	production from a broad variety of orebody types as well as a variety of open-pit and underground operations.

Our strategy in respect of this portfolio and our current strategic objectives are discussed below.

We (formerly AngloGold Limited) (Registration number 1944/017354/06) were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed our name to AngloGold Ashanti Limited on the same day. Our principal executive office is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

Strategy

Our business strategy has three principal elements:

•	managing the business;

•	portfolio optimization and capital deployment; and

•	growing the business.

Managing the Business. We seek to enhance shareholder value through endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design ensuring efficient operating performance, detailed planning and scheduling, coupled with the application of best practices across all aspects of the production and service activities associated with each asset. Safe work practices and working in compliance with industry and company standards informs all aspects of our business process. Successfully managing the business means delivering on our commitments, which includes ensuring safe work practices, meeting production targets on time and within budget, managing our costs and associated escalations, maximizing revenues, which includes reducing our hedge commitments, whilst also seeking to ensure that our business partners share in the value creation process.

•	Safety & Health. Safety is our first value, which is reflected in all leadership behaviors and is the foundation on which we build all value enhancing processes in the business.

•	Managing Costs. We intend to manage our input costs taking into account revenues in order to protect margins and returns on capital employed. In particular:

-	resource development strategies will be applied to ensure we maintain operating margins over time and within the respective life cycle of assets. Initiatives include reviewing, and interventions to improve, mining practices, both at under-performing operations and to further improve performance at other operations;

-	where we have protected or hedged revenues we will endeavor to protect input costs in order to ensure we protect critical margins; and

-	maintain core business costs below mean industry costs to ensure appropriate downside risk on cash flow and returns in a volatile price environment. These initiatives include our global procurement efforts.

•	Revenues. We will seek to ensure that we extract full value from our products by maximizing our revenue through the following initiatives:

-	we are currently committed to reducing our hedge book in order that our shareholders more fully benefit in gold price upside; and

-	where possible and appropriate, we support the beneficiation of our products, so as to enhance value creation opportunities.

 Portfolio Optimization and Capital Deployment. We also seek to optimize our operations through effective capital deployment and asset management, supported by world class processes and skills, which encompass good safety standards.

•	Optimizing Capital Deployment. We intend to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. With the goal of most efficiently deploying capital effectively across our existing assets, we will review and rank internally each asset on an annual basis as part of the annual business planning process. As part of the initial asset review process we have determined that maximum value leverage will be obtained from:

-	furthering our key greenfields and brownfields exploration and our brownfields development initiatives as outlined below;

-	further increasing exploration spend at certain existing mine sites (in addition to those initiatives outlined below) that are believed to have considerable potential beyond that realized to date, particularly at our South American operations (Brazil Mineração, Serra Grande and Cerro Vanguardia) and certain operations in Africa, namely Siguiri and Navachab (in the case of Navachab in addition to increased exploration, the deployment of dense media separation technology that will allow for the processing of lower grade ore and increase gold production is under consideration);

-	improving mining practices (including improving mine layouts, optimizing and accelerating ore reserve development and reducing ore loss and waste dilution and continued re-capitalization of operations in order to enhance recovered grades and gold production at Obuasi, as well as further accelerating grade control and brownfields exploration as well as continuing to identify appropriate processing routes for certain refractory ores, at Geita, in addition to enhancing maintenance systems and skill levels at these currently under-performing operations); and

-	selling or restructuring certain assets that are deemed no longer consistent with our asset profile or from which assets greater value could be leveraged from sale or restructuring thereby raising cash and deploying it in other value enhancing initiatives.

•	Asset Management. We are developing a management framework that will seek to ensure that maximum value is attained from each asset in our portfolio. We have developed a “pathway to value” framework to highlight the key value drivers and opportunities at each of our operations. Value optimization opportunities will be identified across the spectrum of scoping potential (exploration), operating strategy and optimization, incorporating ore body capability, mining methods and design and operating performance. These strategies are to be developed through best practices with the aim of achieving an optimal output.

•	Growing the Business. We seek to further enhance shareholder value by:

-	leveraging our current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

-	selectively pursuing merger and acquisition opportunities; and

-	maximizing the value of other commodities within our existing and developing asset portfolio.

•	Greenfields and Brownfields Exploration and Development. We prioritize organic growth through greenfields exploration and brownfields exploration and development leveraging our current ground holding and asset position as the most value efficient path to growth. During 2008, greenfields exploration activities are being undertaken in six countries: Australia, China, Colombia, the Democratic Republic of Congo, the Philippines and Russia. Brownfields exploration and/or brownfields development is currently underway at all of our operations.

 Recent greenfields exploration successes include:

-	Colombia. In Colombia, we have developed a “3 level participation model” comprising our own exploration initiatives, exploration joint ventures with established players (B2Gold, Mineros and Glencore) and equity positions in other exploration companies that are also active in Colombia, such as our 15.9 percent equity interest in, and warrants to acquire additional equity of, B2Gold (we have entered into a binding agreement with B2Gold that has resulted in our holding a 15.9 percent interest in this company, together with warrants which could increase this interest in B2Gold to 26 percent). Our land holding position in Colombia, which includes that held with our joint venture partners, is some 37,500 square kilometers. Our exploration initiatives in Colombia include La Colosa (a large porphyry deposit) where a mineral resource has already been defined where it is intended that a pre-feasibility study (focused on assessing the viability and options for developing an open pit gold mining operation) will commence during 2008. Our most advanced joint venture interest is currently Gramalote in which we hold a 49 percent interest and where a mineral resource has already been defined and exploration continues with a view to concluding a feasibility study by no later than 2010. B2Gold has agreed to acquire the remaining 51 percent interest in Gramalote and will solely fund the remainder of this project to the completion of the feasibility study.

-	Australia. The Tropicana Joint Venture (in which we have a 70 percent interest) covers approximately 12,000 square kilometers and is located to the east and north-east of Kalgoorlie in western Australia. Exploration has already defined a mineral resource and a pre-feasibility study (focused on assessing the viability and options for developing an open pit gold mining operation) is currently being completed. Reconnaissance exploration drilling is also continuing in parallel within the area of the Tropicana Joint Venture.

-	Democratic Republic of Congo. Exploration activities undertaken in the 10,000 square kilometers Concession 40 tenement (located in Ituri Province in northeastern Democratic Republic of Congo) include the advancement of resource delineation drilling on the known mineralization at the Mongbwalu deposit. A conceptual economic study for the Mongbwalu deposit was completed by the end of 2007 and drill testing of the highest priority regional targets is expected to be undertaken during 2008.

We intend to leverage our “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access our land positions utilizing, where possible, the “3 level participation model” as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of our current operations. In 2007, the most successful brownfields exploration programs were undertaken in Ghana, the United States of America, Australia and Guinea. We intend to increase our focus on brownfields opportunities with clear accountability for delivery of brownfields exploration targets lying with our operating leadership.

In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration. In 2007, exploration expenditure amounted to $167 million, of which $92 million was spent on greenfields exploration and $75 million was spent on brownfields exploration.

Current key brownfields development initiatives approved or under consideration include:

-	Boddington. The Boddington project, which was approved in March 2006, involves the mining of the basement reserves beneath previously mined oxide pits. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.

-	Mponeng Ventersdorp Contact Reef. This project, which was approved in February 2007, entails exploiting the Ventersdorp Contact Reef ore reserves at Mponeng located below 120 level. We estimate that this project will add up to 2.5 million ounces to production over the life of the project.

-	TauTona Carbon Leader Reef. This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and we estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. This project is currently under review as it is possible that part of the ore reserves forming this project could also be accessed from the neighboring Mponeng mine in the Mponeng Carbon Leader Reef Project.

-	Mponeng Carbon Leader Reef. This project aims to exploit the Carbon Leader Reef ore reserves at Mponeng, which are located about 900 meters below the Ventersdorp Contact Reef. Initial estimates are that this project has the potential to contribute up to 7.4 million ounces to production over the life of the project

(excluding any ore reserves currently attributable to the TauTona Carbon Leader Reef Project) with production from this project estimated to commence in 2018. Ore reserves of 3.4 million ounces were added at Mponeng in 2007 as a result of initiatives related to this project.

-	Moab Khotsong (Zaaiplaats). A study for phase 2 of the development at Moab Khotsong, which will extend below the level of the currently planned phase 1 operations, was approved and completed during 2007. Ore reserves of 3.8 million ounces were added in 2007 as a result of these initiatives. Studies continue with a view to presenting this project to the directors for consideration and final approval. It is estimated that the project could contribute 4.5 million ounces of gold over the life of the project with production estimated to commence in 2014.

-	Córrego do Sitio. The Córrego do Sítio Underground Sulphide Project is investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground ore bodies. Underground development to further access and explore these ore bodies, as well as trial mining, is in progress. The project is expected to produce approximately 100,000 ounces of gold annually over 14 years and is scheduled to commence production in mid-2011.

-	Lamego. The Lamego Project currently involves the exploration (primarily via underground development) of the ore bodies located on the Lamego property. This project includes 2 phases. Phase 1 includes a study, which is currently in progress, involving determining the viability of mining parts of these orebodies to produce 450,000 ounces over nine years with production estimated to commence in 2009. Phase 2, which is also currently in progress, involves a three year exploration and underground development program to evaluate the further potential of the Lamego ore bodies beyond phase 1 of the project.

-	Obuasi Deeps. Exploration and studies continue at Obuasi with a view to developing the large ore body below current working levels.

-	Obuasi Tailings Sulphide Plant. This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore (than is being treated at the existing Sulphide Treatment Plant) that currently treats all ore produced from underground operations as well as low grade surface sulphide stockpilings and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009.

-	Iduapriem Plant Expansion. This project, which was approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). The project is expected to be commissioned in the fourth quarter of 2008.

-	CC&V. The proposed mine life extension project is to include the development of new sources of ore, an extension to the existing heap leach facility, as well as a possible additional heap leach facility. Development drilling, engineering analysis and permitting requirements for this project are currently in progress. The extension of the existing heap leach facility could contribute a further 1.4 million ounces of gold production at CC&V. Construction for this project is planned to commence in 2009 with first gold production anticipated in late 2011 or early 2012. The possible additional heap leach facility is also under consideration and this could also further extend the life of CC&V.

For further details regarding these projects, please see “Purpose of the Rights Offering and Use of Proceeds.”

•	Mergers and Acquisitions. We intend to continue to pursue value accretive acquisition opportunities with a view to enhancing our ground holding asset positions and our regional presence and achieving further growth in our business.

•	Other Commodities. We produce uranium and silver as by-products of our existing gold production and, once the Boddington mine commences gold production, we will also produce copper and silver at this mine. We are increasing our uranium production with the upgrade of the uranium plant which will be commissioned in 2009, and the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine). Other uranium producing initiatives at both our Vaal River and West Wits operations in South Africa are also under consideration. We may also add further copper ore reserves and produce further copper from gold-copper deposits forming part of our exploration portfolio.

Outlook

For the full year 2008, we are targeting gold production of between 4.9 million and 5.1 million ounces. Unit cash costs under IFRS, which may differ significantly from those under U.S. GAAP, for 2008 are expected to be approximately 23 percent to 29 percent higher than in 2007 based on the following exchange rate assumptions: $1.00 = ZAR7.88, $1.00 = A$1.10, $1.00 = BRL1.71 and $1.00 = Argentinean peso 3.16. Capital expenditure for 2008 is estimated at $1,262 million and will be managed in line with profitability and cash flow.

SUMMARY OF THE RIGHTS OFFERING

Holders of ADSs

ADS rights offering	Each holder of our ADSs will receive 0.246403 freely transferable ADS rights for each ADS they hold on the ADS record date. Each ADS right entitles the holder thereof to subscribe for one offered ADS at the ADS subscription price. Fractions of ADS rights will not be issued and, as such, any entitlement to receive a fraction of an ADS right is rounded down to the nearest whole number of ADS rights.

To the extent you are a registered holder of ADSs on the ADS record date, we have arranged for our ADS depositary, The Bank of New York, which is acting as ADS rights agent in connection with the rights offering, to send you an ADS rights certificate showing the entitlement to subscribe for offered ADSs.

ADS rights agent	The Bank of New York.

Excess applications	Offered shares not taken up in terms of the rights offering (including offered ADSs) will be available for allocation to holders of ADS rights who wish to apply for a greater number of offered ADSs than initially offered to them in the rights offering on the same terms and conditions, subject to certain limitations (“excess applications” or “oversubscription rights”). Excess applications must be made together with initial subscriptions for offered ADSs.

Ex-rights date	The ex-rights date for the ADSs is expected to be May 30, 2008.

ADSs trading on the NYSE on and after that date are expected to trade without rights.

ADS record date	The “ADS record date” for the purpose of determining entitlement to ADS rights is expected to be the close of business on June 3, 2008. The ADS rights will be credited to the book-entry system of the Depositary Trust Company, or DTC, for further credit to the accounts of persons who held ADSs on the ADS record date and registered holders will be sent their ADS rights certificates via first class mail as promptly as practicable thereafter.

ADS subscription period	From 9:00 a.m. (New York City time) on June 4, 2008 to 5:00 p.m. (New York City time) on June 23, 2008.

ADS subscription price	The estimated ADS subscription price is $25.28 per offered ADS subscribed. The actual ADS subscription price per offered ADS will be the share subscription price of ZAR194.00 translated into U.S. dollars on or about June 27, 2008 plus currency conversion fees and the depository’s issuance fee of $0.03 per new ADS.

The estimated ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008). A subscriber of the offered ADSs must deposit $27.81 per offered ADS subscribed, which represents 110% of the estimated ADS subscription price, upon the exercise of each ADS right. This additional amount over and above the estimated ADS subscription price is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the actual ADS subscription price in light of a possible appreciation of the ZAR against the U.S. dollar between the date hereof and the end of the ADS subscription period and to pay currency conversion fees and the depositary’s issuance fee of $0.03 per new ADS. If the actual U.S. dollar price plus the issuance fee is less than the deposit amount, the ADS rights agent will refund such excess U.S. dollar subscription price to the subscribing ADS rights holder without interest. If there is a deficiency, the ADS rights agent will not issue and deliver the offered ADSs to such subscribing ADS rights holder until it has received payment of the deficiency. The ADS rights agent may sell a portion of your new ADSs to cover the deficiency if not paid within 14 days from notice of the deficiency.

Transfer of ADS rights	Subject to compliance with relevant securities laws, the ADS rights are freely transferable. The ADS rights are expected to trade on the New York Stock Exchange under the symbol “AU RT” from 9:30 a.m. (New York time) on May 29, 2008 until 4:00 p.m. (New York time) on June 20, 2008.

Exercise of ADS rights	Each holder or beneficial owner of ADS rights may exercise all or only part of its ADS rights and may apply for excess offered ADSs. Subscriptions must be received by the ADS rights agent prior to 5:00 p.m. (New York City time) on June 23, 2008.

Each beneficial owner of ADS rights who wishes to exercise its ADS rights should consult with the financial intermediary through which it holds its ADSs and ADS rights as to the manner, timing and form of exercise documentation, method of payment of the ADS deposit amount and other related matters required to effect such exercise. The financial intermediary with whom the subscription is made may require any person exercising rights to pay or block the ADS deposit amount for the offered ADSs being subscribed for in a deposit account as a condition to accepting the relevant subscription. You are urged to consult your financial intermediary without delay in case your financial intermediary is unable to act immediately.

We provide further details on how to exercise rights under “The Rights Offering.”

Exercise of ADS rights irrevocable	Any exercise of ADS rights will be irrevocable upon exercise and may not be canceled or modified after such exercise.

Unexercised ADS rights	ADS rights that are not exercised prior to the end of the ADS subscription period will expire valueless without any compensation.

Delivery of offered ADSs	The offered ADSs (other than in respect of excess applications) are expected to be delivered to each offered ADS subscriber (by credit to its book-entry account at the financial intermediary through which it holds the ADS rights or in the form of an ADS certificate by first class mail if it is a holder registered directly with the depositary) on or around July 7, 2008.

Offered ADSs in respect of excess applications are expected to be delivered to each successful applicant (by credit to its book-entry account at the financial intermediary through which it holds the ADS rights or in the form of an ADS certificate by first class mail if it is a holder or registered directly with the depositary) on or around Friday, July 11, 2008.

U.S. information agent	Innisfree M&A Incorporated

ADS holder helpline number	1-877-800-5190 (toll-free)

     Summary Timetable for Holders of ADSs(1)

Announcement of rights offering	May 23, 2008
Trading of ADS rights commences on the NYSE	May 29, 2008
ADS ex-rights date	May 30, 2008
ADS record date	Close of business on June 3, 2008
Notice to ADS holders of ADS rights to which they are entitled	After June 3, 2008
Notice to brokers/dealers of terms of ADS rights offering	After June 3, 2008
Notice to ADS holders of terms of ADS rights offering	After June 3, 2008
ADS subscription period commences	9:00 a.m. on June 4, 2008
Trading of ADS rights ceases on the NYSE	June 20, 2008
ADS subscription period ends	5:00 p.m. on June 23, 2008
Expected date for issuance and delivery of the offered ADSs	On or around July 7, 2008
Expected date for issuance and delivery of offered ADSs in respect of excess applications	On or around July 11, 2008

(1)	Other than dates prior to the date hereof, all dates are expected and subject to change. No assurance can be given that the issuance and delivery of the offered ADSs will not be delayed.

Holders of Ordinary Shares

Share rights	Each holder of our ordinary shares will receive 24.6403 share rights for every 100 ordinary shares that they hold on the share record date, as set forth in a letter of allocation issued in electronic form. Each share right entitles the holder thereof to subscribe for one offered share at the share subscription price. Holders of ordinary shares that hold fewer than 100 ordinary shares or who do not hold a multiple of 100 ordinary shares are referred to the table of entitlement set out in Schedule A to this prospectus supplement for their entitlement to share rights. Fractions of share rights will not be issued and, as such, any entitlement to receive a fraction of a share right which:

• is less than one-half of a share right will be rounded down to the nearest whole number; and

• is equal to or greater than one-half of a share right but less than a whole share right will be rounded up to the nearest whole number.

Subscriptions will be accepted for a whole number of offered shares only, although holders of share rights may exercise all or only part of their share rights.

Excess applications	Offered shares not taken up in terms of the rights offering (including offered ADSs) will be available for allocation to holders of share rights who wish to apply for a greater number of offered shares than initially offered to them in the rights offering on the same terms and conditions, subject to certain limitations. Applications for excess offered shares must be made together with initial subscriptions for offered shares.

Cum-rights date	The last day to trade ordinary shares on the JSE in order to qualify to participate in the rights offering is May 30, 2008.

Share record date	The “share record date” for the purpose of determining entitlement to letters of allocation will be 5:00 p.m. (Johannesburg time) on June 6, 2008.

Each eligible dematerialized holder of ordinary shares on the share record date is expected to have their safe custody accounts at their Central Securities Depositary Participant, or CSDP, or broker, credited with their letters of allocation on June 9, 2008.

Each eligible certificated holder of ordinary shares on the share record date is expected to have their letters of allocation credited to a safe custody account in electronic form with the South African transfer secretaries on June 9, 2008.

Ex-rights date	The ex-rights date for the ordinary shares is expected to be June 2, 2008. Ordinary shares trading on the JSE on and after that date are expected to trade without rights.

Share subscription period	From 9:00 a.m. (Johannesburg time) on June 9, 2008 to 12:00 p.m. (Johannesburg time) on July 4, 2008.

Share subscription price	ZAR194.00 per offered share, which in U.S. dollars was equivalent to $25.28 on May 22, 2008 using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

Transfer of share rights	Subject to compliance with relevant securities laws, the share rights are freely transferable and are expected to trade on the JSE under the symbol ‘‘ANGN” from 9:00 a.m. (Johannesburg time) on June 2, 2008 to 5:00 p.m. (Johannesburg time) on June 27, 2008.

Exercise of share rights	Each holder of share rights may exercise all or only part of its share rights and may apply for excess offered shares. Subscriptions must be received prior to 12:00 p.m. (Johannesburg time) on July 4, 2008. Dematerialized shareholders are urged to consult their CSDP or broker without delay regarding the procedure they need to follow for the acceptance, sale or renunciation of their rights offer entitlement without delay in case their CSDP or broker is unable to act immediately.

We provide further details on how to exercise rights under “The Rights Offering.”

Exercise of share rights irrevocable	Any exercise of share rights will become irrevocable upon exercise and may not be canceled or modified after such exercise.

Unexercised share rights	Share rights that are not exercised prior to the end of the share subscription period will expire valueless without any compensation.

Delivery of offered shares	Share certificates to be issued to certificated shareholders pursuant to the rights offering are expected to be posted to persons entitled thereto, by registered post in South Africa or by first class post in the United Kingdom, at the risk of the shareholders concerned, on or around Monday, July 7, 2008 and, in the case of offered shares in respect of excess applications, on or around Friday, July 11, 2008.

Dematerialized shareholders are expected to have their safe custody accounts updated at their CSDP or broker in respect of the rights offering entitlement issued to them on or around Monday, July 7, 2008 and, in the case of offered shares in respect of excess applications, on or around Friday, July 11, 2008. CDSP will effect payment on a delivery against payment method in respect of holders of our dematerialized shares.

Start of trading in new ordinary shares	We expect that the offered shares will be admitted to listing and trading on the JSE on June 30, 2008 under the symbol “ANG”. However, we can give no assurance that such issuance and delivery or admission to listing and trading will not be delayed.

Information agent	Innisfree M&A Incorporated

Ordinary shareholder helpline number	In the United States and Canada 1-877-800-5190 (toll-free)

     Summary Timetable for Holders of Ordinary Shares(1)

Announcement of rights offering	May 23, 2008
Share cum-rights date	May 30, 2008
Share ex-rights date	June 2, 2008
Trading of share rights commences on the JSE	June 2, 2008
Share record date	5:00 p.m. on June 6, 2008
Share subscription period for exercise of rights commences	June 9, 2008
Trading of share rights ceases on the JSE	5:00 p.m. on June 27, 2008
Expected date for commencement of trading of new ordinary shares on the JSE	On or around June 30, 2008
Expiration of subscription period	12:00 p.m. July 4, 2008
Expected date of issue of all offered shares	On or around July 7, 2008
Expected date for delivery of offered shares in respect of excess applications	On or around July 11, 2008

(1)	Other than dates prior to the date hereof, all dates are expected and subject to change. No assurance can be given that the issuance and delivery of the offered shares will not be delayed.

Underwriting	The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to procure subscribers or, failing that, subscribe themselves for any offered shares (whether in time form of ordinary shares or ADSs) that are not subscribed for pursuant to the exercise of rights or allocated pursuant to the excess applications. See ‘‘Underwriting.”

Risk Factors	Investing in our ordinary shares or ADSs involves risks. See “Risk Factors” beginning on page S-22.

Dilution	In order to capture the value of the rights being offered, the holder of such rights must subscribe for new ordinary shares or ADSs, as the case may be, within the relevant period specified above. If you do not exercise your rights, the value of your holding in us will be diluted. See “Dilution.”

Lock-up of Company	We have agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares (including in the form of ADSs) and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period from the date of the underwriting agreement to the expiration of 180 days after the date of the settlement of the rights offering, as set forth in the section under the caption “Underwriting” beginning on page S-71.

Lock-up of Directors	Our directors expect to agree with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares (including in the form of ADSs) and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period of 180 days after the date of the delivery of any remaining offered shares, or if it is determined that there are no remaining offered shares, a date shortly after such determination is made, as set forth in the section under the caption “Underwriting” beginning on page S-71.

Lock-up of Anglo South Africa Capital (Proprietary) Limited	Pursuant to a registration rights agreement between us and Anglo South Africa Capital (Proprietary) Limited dated as of March 23, 2006, Anglo South Africa Capital (Proprietary) Limited has agreed not to offer, sell or allot any of our ordinary shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares for a 90 day period from July 7, 2008 or, if other than July 7, 2008, the date on which we first allot and issue offered shares to subscribers thereof upon the exercise of rights.

For additional information regarding the rights offering, see “The Rights Offering.”

Summary Financial Data

The summary financial information set forth below for the years ended December 31, 2005, 2006 and 2007 and as at December 31, 2006 and 2007 has been derived from, and should be read in conjunction with, the U.S. GAAP financial statements included in our Form 20-F for the year ended December 31, 2007 incorporated by reference in this prospectus supplement. The summary financial information for the years ended December 31, 2003 and 2004 and as at December 31, 2003, 2004 and 2005 has been derived from the U.S. GAAP financial statements not included herein. The summary financial information for the three months ended March 31, 2007 and 2008 and as at March 31, 2008 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated U.S. GAAP financial statements included in our report on Form 6-K submitted to the SEC on May 22, 2008 incorporated by reference in this prospectus supplement, which condensed consolidated financial statements do not include a full set of related notes, as would be required under U.S. GAAP.

	Year ended December 31,					Three months ended March 31,
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	2007	2008
						(unaudited)	(unaudited)
	(in $ millions, except per share amounts)

Consolidated statement of income
Sales and other income	1,670	2,151	2,485	2,715	3,095	734	894

Product sales(8)	1,641	2,096	2,453	2,683	3,048	723	884
Interest, dividends and other	29	55	32	32	47	11	10

Costs and expenses	1,329	2,176	2,848	2,811	3,806	699	1,087

Operating costs(9)	1,135	1,517	1,842	1,785	2,167	482	525
Royalties	11	27	39	59	70	18	25
Depreciation, depletion and amortization	247	445	593	699	655	140	147
Impairment of assets	75	3	141	6	1	-	-
Interest expense	28	67	80	77	75	16	21
Accretion expense	2	8	5	13	20	4	5
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(55)	(14)	(3)	(36)	10	(4)	(11)
Mining contractor termination costs	-	-	9	-	-	-	-
Non-hedge derivative (gain)/loss	(114)	123	142	208	808	43	375

Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change	341	(25)	(363)	(96)	(711)	35	(193)
Taxation (expense)/benefit	(143)	132	121	(122)	(118)	(40)	5
Minority interest	(17)	(22)	(23)	(29)	(28)	(7)	(12)
Equity income in affiliates	71	23	39	99	41	16	8

Income/(loss) from continuing operations before cumulative effect of accounting change	252	108	(226)	(148)	(816)	4	(192)
Discontinued operations	(2)	(11)	(44)	6	2	(1)	-

Income/(loss) before cumulative effect of accounting change	250	97	(270)	(142)	(814)	3	(192)
Cumulative effect of accounting change	(3)	-	(22)	-	-	-	-

Net income/(loss) - applicable to ordinary stockholders	247	97	(292)	(142)	(814)	3	(192)

Other financial data
Basic earnings/(loss) per ordinary share (in $)(10)
From continuing operations	1.13	0.43	(0.85)	(0.54)	(2.93)	0.01	(0.69)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	-	-

Before cumulative effect of accounting change	1.12	0.39	(1.02)	(0.52)	(2.92)	0.01	(0.69)
Cumulative effect of accounting change	(0.01)	-	(0.08)	-	-	-	-

Net income/(loss) — applicable to ordinary stockholders	1.11	0.39	(1.10)	(0.52)	(2.92)	0.01	(0.69)

Diluted earnings/(loss) per ordinary share (in $)(10)
From continuing operations	1.13	0.42	(0.85)	(0.54)	(2.93)	0.01	(0.69)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	-	-

Before cumulative effect of accounting change	1.12	0.38	(1.02)	(0.52)	(2.92)	0.01	(0.69)
Cumulative effect of accounting change	(0.01)	-	(0.08)	-	-	-	-

Net income/(loss) – applicable to ordinary stockholders	1.11	0.38	(1.10)	(0.52)	(2.92)	0.01	(0.69)

Dividend per ordinary share (cents)	133	76	56	39	44	32	7

	As at December 31,					As at
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	March 31, 2008
						(unaudited)
	(in $ millions, except share and per share amounts)

Consolidated balance sheet data
Cash and cash equivalents and restricted cash	479	302	204	482	514	526
Other current assets	822	1,115	1,197	1,394	1,599	1,614
Property, plants and equipment, deferred stripping, and acquired properties, net	3,037	6,654	6,439	6,266	6,807	6,548
Goodwill and other intangibles, net	226	591	550	566	591	603
Materials on the leach pad (long-term)	7	22	116	149	190	206
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	772	712	607	656	680	704

Total assets	5,343	9,396	9,113	9,513	10,381	10,201

Current liabilities	1,116	1,469	1,874	2,467	3,795	5,124
Provision for environmental rehabilitation	124	209	325	310	394	356
Deferred taxation liabilities	789	1,518	1,152	1,275	1,345	1,207
Other long-term liabilities, and derivatives	1,194	2,295	2,539	2,092	2,232	1,285
Minority interest	52	59	60	61	63	70
Stockholders’ equity	2,068	3,846	3,163	3,308	2,552	2,159

Total liabilities and stockholders’ equity	5,343	9,396	9,113	9,513	10,381	10,201

Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	10	10	10	10	10
Number of ordinary shares as adjusted to reflect changes in capital stock	223,136,342	264,462,894	264,938,432	276,236,153	277,457,471	277,745,007
Net assets	2,120	3,905	3,223	3,369	2,615	2,229

 (1)   Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003.
 (2)   Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003.
 (3)   Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003.
 (4)   Includes the results of operations and financial condition of Ashanti as of April 26, 2004.
 (5)   Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.
 (6)   Excludes the results of operations and financial condition of Bibiani mine sold with effect from December 28, 2006.
 (7)   Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.
 (8)   Product sales represent revenue from the sale of gold.
 (9)   Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(10)   The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements
         “(loss)/earnings per common share” found in our Form 20-F. Amounts reflected exclude E Ordinary shares.

For further information regarding footnotes (1) through (7) see “Item 4A. History and development of the company” of our Form 20-F.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates $1.00=ZAR6.72 and $1.00=A$1.28 for the three years ended December 31, 2007 which yields gold prices of around $582 per ounce and our proved and probable ore reserves have been determined to be 72.2 million ounces as at December 31, 2007. During the course of 2007, we conducted an audit of our reported reserves in respect of six of our operations. The audit identified no material shortcomings in the process by which our reserves were evaluated. It is our intention to repeat this process so that all our operations will be audited over a three-year period. The audit of ore reserves for those operations selected for review during 2008 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008.

	Year ended December 31,			Three months ended March 31,
	2005	2006	2007	2007	2008

Total attributable gold production (000 ounces)(1)	6,166	5,635	5,477	1,326	1,196
Total cash costs ($ per ounce)(1)(2)	281	321	367	n/a	n/a
Total production costs ($ per ounce)(1)(2)	398	452	504	n/a	n/a
Production costs ($ million)	1,642	1,539	1,917	n/a	n/a
Capital expenditure ($ million)(1)	722	817	1,059	196	257

(1)	Including equity accounted joint ventures for management reporting purposes.
(2)	“Total cash costs per ounce” and “total production costs per ounce” have been determined using industry standards promulgated by the Gold Institute and are not measures under U.S. GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine’s performance because they provide:

•  an indication of a mine’s profitability, efficiency and cash flows;
•  the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 is presented in “Reconciliation of Total Cash Costs and Total Production Costs to Financial Statements”.

We do not report total cash costs per ounce or total production costs per ounce derived from our U.S. GAAP results on a quarterly basis.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the ordinary shares being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 15 in our Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to the gold mining industry generally

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond our control, including:

•	speculative positions taken by investors or traders in gold;

•	changes in the demand for gold as an investment;

•	changes in the demand for gold used in jewelry and for other industrial uses;

•	changes in the supply of gold from production, disinvestment, scrap and hedging;

•	financial market expectations regarding the rate of inflation;

•	the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;

•	changes in interest rates;

•	actual or expected gold sales by central banks and the International Monetary Fund;

•	gold hedging and de-hedging by gold producers;

•	global or regional political or economic events; and

•	costs of gold production in major gold-producing nations in which we have operations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past ten years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average

1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	538	412	445
2006	725	525	604
2007	845	602	697
2008 (through May 20, 2008)	1,023	841	916

Source of data: Metals Week, Reuters and London Bullion Market Association.

On May 20, 2008, the afternoon fixing price of gold on the London Bullion Market was $907 per ounce.

In addition to the spot price of gold, a portion of our gold sales is determined at prices in accordance with the various hedging contracts that we have entered into, or may enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change our past dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil.

We have estimated that for each $1 per barrel rise in the oil price, the average cash costs of all our operations increases by approximately $0.61 per ounce with the cash costs of certain of our mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. We have no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in our mining activities.

Our operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world’s demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.

This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.

In particular, we and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, we have experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the prices of certain of these and other items. Shortages of critical spares, consumables and equipment result in delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to develop mining operations.

While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon our results of operations and our financial condition.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions

Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

•	establish the presence, and quantify the extent and grades (metal content), of mineralized material through exploration drilling;

•	determine appropriate metallurgical recovery processes to extract gold from the ore;

•	estimate ore reserves;

•	undertake feasibility studies and estimate the technical and economic viability of the project; and

•	construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

We evaluate from time to time the acquisition of ore reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserves or operations. This could adversely affect the results of our operations and our financial condition.

Development risks

Our profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from our current estimates. The development of our mining projects may be subject to unexpected problems and delays.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.

These estimates are based on assumptions regarding:

•	future gold, other metal and uranium prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold, and other metals and uranium from the ore;

•	anticipated capital expenditure and cash operating costs; and

•	the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor, power, water and transportation facilities;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental permits and the timing of those permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

The shortage of skilled labor may also impede our exploration projects.

Ore reserve estimation risks

We undertake annual revisions to our ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. Ore reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base and, as a result, have an adverse effect upon the market price of our ordinary shares and ADSs.

Production or mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

•	environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

•	industrial accidents;

•	underground fires;

•	labor disputes;

•	activities of illegal or artisanal miners;

•	electrical power interruptions;

•	encountering unexpected geological formations;

•	unanticipated ground and water conditions;

•	unanticipated increases in gold lock-up and inventory levels at our heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes and tailings dam walls;

•	legal and regulatory restrictions and changes to such restrictions;

•	seismic activity; and

•	other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, we use sophisticated seismic and rock mechanics technologies.

Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or personal injury to, miners and other employees, as well as the loss of mining equipment, damage to or destruction of mineral properties or production facilities, production disruptions, monetary losses, environmental damage and potential legal liabilities both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on our operational results and our financial condition. For example, in the fourth quarter of 2007 we encountered unanticipated delays and a shortfall in production of approximately 55,000 ounces as a result of these events.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally and in particular large multinational corporations face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on our results of operations and our financial condition.

The South African Department of Minerals and Energy has embarked on an audit strategy with the objective of helping mines to develop programs to improve health and safety. Audits have been conducted and a number of working place compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect our results of operations and our financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers’ ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in our operations, our expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Risks related to our operations

We face many risks related to our operations that may affect our cash flows and overall profitability.

We use gold hedging instruments and have entered into long term sales contracts, which may prevent us from realizing all potential gains resulting from subsequent commodity price increases in the future. Our reported financial condition could be adversely affected as a result of the need to fair value all of our hedge contracts.

We currently use gold hedging instruments to fix the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

A significant number of our forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should we fail to settle these contracts by physical delivery, then we may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect our reported financial condition.

We intend to significantly reduce our gold hedging position following the rights offering, which will substantially reduce our protection against future declines in the market price of gold.

We have traditionally used gold hedging instruments to protect the selling price of some of our anticipated sales against declines in the market price of gold. The use of these instruments has prevented us from fully participating in the significant increase in the market price of gold in recent years. Since 2001, we have been reducing our hedge commitments through hedge buy-backs (limited to non-hedge derivatives), physical settlement of maturing contracts and other restructurings in order to provide greater participation in a rising gold price environment.

Notwithstanding the steps we have taken to date, our gold hedging position has continued to have a significantly adverse effect upon our financial performance. In order to address this, we intend to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, we intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. For a description of our plans to reduce our gold hedging position, see “Purpose of the Rights Offering and Use of Proceeds”. As a result of these measures, we expect to have substantially less protection against declines in the market price of gold during 2008 and later years compared to 2007.

We face certain risks and uncertainties in the execution of our planned gold hedge restructuring.

Through the planned gold hedge restructuring, we intend to significantly reduce our gold hedging position by procuring early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, we also intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent and execution of these processes will depend upon prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the implementation of the restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that our plans for the execution of the gold hedge restructuring may be modified so as to minimize the adverse impact from such changes or maximize the benefits from them.

Furthermore, the execution of the gold hedge restructuring may depend on or be affected by our ability to obtain consents from hedge counterparties and our lenders. If we are not able to successfully execute the planned gold hedge restructuring then we will be prevented from fully participating in higher gold prices should such gold prices continue to prevail.

We also continue to give consideration to the early settlement of contracts not currently recorded on balance sheet (normal purchase normal sale exemption (“NPSE”)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on our 2008 recorded revenues in our income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should we conclude that such early physical settlement of NPSE contracts represents a tainting event, we would be required to recognize on balance sheet the fair value of a portion of, or potentially all of the existing NPSE contracts, which would result in a significant adverse impact on our financial statements. No such conclusion has yet been made by us and we are still considering the potential impact of any such transaction.

Some of our power suppliers have forced us to halt or curtail activities at our mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect our results of operations and our financial condition.

In South Africa, our mining operations are dependent upon electrical power generated by the State utility, Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom’s power stations, as well as higher than usual seasonal rainfall adversely affecting Eskom’s coal stockpiles, Eskom’s generating capacity was constrained and reduced. As a result, the incidence of power outages in South Africa increased substantially to the point that, on Friday, January 25, 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, we, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at our South African mines. Following meetings between industry-wide representatives, including ourselves, and Eskom, agreement was reached whereby mines were able to resume their power consumption at 90 percent of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at our South African mines, although operations continued to be constrained by a power capacity limitation imposed by Eskom. By mid-first quarter of 2008, power supply had increased to around 96.5 percent and our South African operations were once again able to operate at full capacity as a result of the various energy efficiency initiatives implemented at our South African operations ongoing and future production levels will depend on an ongoing stable power supply consistent with Eskom’s undertaking as well as whether we are able to continue to implement, and increase, its various energy efficiency initiatives. The extent to which the power capacity limitation will result in lost production will depend on a number of factors, including the success of our energy savings initiatives; accordingly we are unable to estimate our lost production as a result of the power capacity limitations. Eskom has also advised us that it intends to increase power tariffs significantly. Should the power outages continue to increase or should we be unable to achieve our production or cost targets due to the current constraints, any additional power outages or any power tariff increases, then our future profitability and our financial condition may be adversely impacted.

All of our mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (“VRA”) an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although we also have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group’s equipment. The VRA also obtains power from neighboring Cote d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in our power supply to our operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect our results of operations and our financial condition. In order to address this problem and to supplement the power generated by the VRA, we have, together with the other three principal gold producers in Ghana, acquired (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. To further reduce dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and it has suffered production losses as a result of equipment failure.

Contracts for sale of uranium at fixed prices could affect our operating results and financial condition.

We have entered into contracts for the sale of uranium produced by some of our South African operations and may therefore be prevented from realizing all potential gains from an increase in uranium prices to the extent that our future production is covered by such contracts, or should we not produce sufficient quantities of uranium to cover such contracts, we may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect our results of operations and our financial condition.

Given the uncertainty relating to availability of power, and the impact power constraints may have on uranium production, we are in negotiations to reschedule some of our uranium contracts and depending on the outcome of these negotiations, may have to buy uranium on the open market to fulfil our contractual obligations. For example in 2007, we purchased 400,000 pounds of uranium at a cost of around $31 million.

Foreign exchange fluctuations could have a material adverse effect on our operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material effect on our operational results.

Since June 2002, the weakening of the dollar against the South African rand (up until the second half of 2007 when the South African rand began to also weaken against the dollar), the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon our profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of our operations. In 2007, 2006, and 2005, we derived approximately 71 percent, 73 percent and 67 percent, respectively, of our revenues from these countries and incurred approximately 62 percent, 61 percent and 63 percent, respectively, of production costs in these local currencies.

In 2007, the weakening of the dollar against these local currencies in which we operate continued to increase total cash costs. A one percent strengthening of these local currencies against the dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or one percent. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

A small proportion of our hedges are denominated in South African rands, Australian dollars and Brazilian real, which may partially offset the effect of the U.S. dollar’s strength or weakness on our profitability.

In addition, due to our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and Australian dollar.

The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect our financial condition.

Our level of indebtedness may adversely affect our business.

As of December 31, 2007, we had gross borrowings of around $1.9 billion (including bonds). This level of indebtedness could have adverse effects on our flexibility to do business. Under the terms of our borrowing facilities from our banks we are obliged to meet certain financial and other covenants. We expect to meet these covenants and to be able to pay principal and interest on our debt by utilizing the cash flows from operations. Our ability to continue to do so will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors, certain of which are beyond our control. We may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.

Our level of indebtedness may make us vulnerable to economic cycle downturns, which are beyond our control, because during such downturns, we cannot be certain that our future cash flows will be sufficient to allow us to pay principal and interest on our debt and also to meet our other obligations. Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We intend to redeem our ZAR2 billion corporate bond (which matures in August 2008) and refinance our $1 billion convertible bond (which matures in February 2009) before these bonds mature. We cannot give assurance that we will be able to do so on commercially reasonable terms, if at all.

Inflation may have a material adverse effect on our results of operations.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods.

Because we are unable to control the market price at which we sell the gold we produce (except to the extent that we enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition.

While none of our specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

Our new order mining rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Our rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (“MPRDA”) vests custodianship of South Africa’s mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy (“DME”) has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by historically disadvantaged South Africans (“HDSAs”) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. We have submitted to the DME two Social and Labor Plans – one for each of our main mining regions – detailing our specific goals in these areas.

The Scorecard allows for a portion of ‘offset’ against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. We carry out such downstream activities and believe these will be recognized in terms of a framework currently being devised by the South African government.

We have completed a number of asset sales to companies owned by HDSAs in the past (estimated to have been equivalent to 20 percent of our South African production as at August 1, 2005, when our applications for the conversion of our West Wits and Vaal River mineral rights from old order to new order mineral rights were approved). Furthermore, at the end of 2006 we implemented an Employee Share Ownership Plan (“ESOP”) and Black Economic Empowerment transaction, collectively with a value equivalent to approximately 6 percent of our South African assets. This is consistent with our stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of our new order mining rights. We believe that we have made significant progress towards meeting the requirements of the Charter, the Scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. We will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect our results of operations. See “Item 5: Operating and financial review and prospects – Establishment of a Black Economic Empowerment (“BEE”) transaction in South Africa” of our Form 20-F for a detailed discussion on the implementation of ESOP.

We were informed on August 1, 2005, by the Director General of Minerals and Energy that our applications to convert our old order mining rights to new order mining rights for our West Wits and Vaal River operations, as well as our applications for new mining rights to extend our mining areas at our TauTona and Kopanang mines, had been successful. These applications relate to all of our existing operations in South Africa. The notarial agreements for the converted West Wits mining rights and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. Our rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with our South African operations in light of the new, as well as existing, environmental requirements.

The proposed introduction of South African State royalties where a significant portion of our mineral reserves and operations are located could have an adverse effect on our results of operations and our financial condition.

The South African government has announced the details of the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on December 6, 2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal would result in a large increase from the 1.5 percent rate proposed in the second draft in 2006, and we are making representations to the government through the South African Chamber of Mines to retain the proposed 1.5 percent rate. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by Parliament in its current form.

Certain factors may affect our ability to support the carrying value of our property, plants and equipment, acquired properties, investments and goodwill on our balance sheet.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which identifiable cash flows are identifiable and independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition.

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs (see “Item 5: Operating and financial review and prospects – critical accounting policies” of our Form 20-F). As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Our mineral reserves and deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on our operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

In 2007, the government of the Democratic Republic of Congo (“DRC”) announced an industry-wide review of all mining concessions and related agreements. The agreements related to the ownership and operation of our concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. The commission has indicated that it is seeking to increase the DRC government’s ownership in our concession and increase land usage charges. The commission’s review process, the timing and the final outcome of which we are unable to predict, could result in an adverse change to us in terms of these agreements which could have an adverse impact upon our current exploration activities and potential future mining activities in the DRC.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

In Mali and Tanzania, we are due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

In Argentina, the government is looking to apply export taxes of 5 percent to mining companies that were exempt therefrom. We have filed a claim with the courts to prevent payment of an export tax. If the outcome of the tax claim is unfavorable it could have an adverse effect upon our results of operations and our financial condition.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and our financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on our operating results and financial condition.

As at December 31, 2007, approximately 77 percent (2006: 69 percent) of our workforce excluding contractors or 63 percent of total workforce was located in South Africa. Approximately 98 percent of the workforce on our South African operations is unionized, with the National Union of Mineworkers (“NUM”) representing the majority of unionized workers.

Our employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August 2007, following negotiations between NUM, United Associations of South Africa (“UASA”) on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action.

Labor costs represent a substantial proportion of our total operating costs and in many operations, including South African operations, is our single largest operating cost category. The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of our operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on our results of operations and our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

Mining contractors are used at certain of our mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on our results of operations and financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor “Our new order mineral rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights”.

There can be no assurance that we will attract and retain skilled and experienced employees and, should we fail to do so or lose any of our key personnel, our business and growth prospects may be harmed and our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with HIV/AIDS which may adversely affect our results of operations and our financial condition.

AIDS remains the major health care challenge faced by our South African operations. The South African workforce prevalence studies indicate that the percentage of our South African workforce infected by HIV may be as high as 30 percent. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001 we have offered a voluntary counselling and HIV testing program for employees in South Africa. In 2002 we began to offer anti-retroviral therapy (“ART”) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we have treated all eligible employees desiring it. Currently approximately 4,600 employees are on the wellness program and as at December 2007, approximately 2,100 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average ZAR1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

We do not expect the cost that we will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with malaria, particularly at our operations located in Africa, which may have an adverse effect on our results of operations.

Malaria is a significant health risk at all of our operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations are noise-induced hearing loss (“NIHL”), occupational lung diseases (“OLD”) and tuberculosis (“TB”). We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on our results of operations and our financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (“ODMWA”) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (“COIDA”) that provides for compensation to non-miners who have OLD.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

Mr. Thembekile Mankayi instituted a legal action against us in October 2006 in the High Court, Witwatersrand Local Division. Mr. Mankayi is claiming approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by us. We have filed an exception against the claim and we were heard in the High Court early February 2008. We filed the exception on the basis that mine employers are insured in terms ODMWA and COIDA against compensable diseases and this prevents any delictual claims by employees against employers. Judgment has been reserved. If we are unsuccessful in defending this suit, we could be subject to numerous similar claims which could have an adverse effect on our financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with NUM which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief to communities that have been affected.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs.

We have embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies’ willingness to meet their water pumping obligations.

The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.

However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, we may not be able to obtain insurance coverage at acceptable premiums. We have a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances which we maintain. The occurrence of events for which we are not insured may adversely affect our cash flows, overall profitability and our financial condition.

Risks related to our ordinary shares and ADSs

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities, as could future offerings of our ordinary shares, ADSs or securities exchangeable or exerciseable for ordinary shares or ADSs.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings we make of ordinary shares, ADSs, or securities exchangeable or exerciseable for our ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

We have entered into a registration rights agreement with Anglo American plc, or AA plc, that would facilitate U.S. registration of additional offers and sales of our shares that AA plc makes in the future, subject to certain conditions. Sales of our ordinary shares or our ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or our ADSs causing their market prices to decline. In April 2006, AA plc sold 19,685,170 of our ordinary shares and, in October 2007, sold an additional 69,100,000 of our ordinary shares. These and other sales, combined with the dilutive effect of our issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc’s shareholding in us from approximately 51 percent of our issued shares as at April 19, 2006 to approximately 16.6 percent as at May 20, 2008. AA plc has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit us in an orderly manner. Sales or distributions of substantial amounts of our ordinary shares or ADSs, or the perception that such sales or distributions may occur, could adversely affect the market price of our ordinary shares or ADSs.

Fluctuations in the exchange rate of different currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may reduce the value of these securities to investors. Our Memorandum and Articles of Association allows for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we opt to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and U.S. dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by our shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this may reduce the tax payable by our South African operations thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

Risks related to the rights offering

The market prices for our ADSs and ordinary shares may fluctuate and may decline below the ADS subscription price and the share subscription price, and we cannot assure you that the listing and admission to trading of the offered shares on the JSE, and thus the offered shares becoming fungible with our existing ordinary shares, as well as the issuance of the offered ADSs, will occur when we expect.

We cannot assure you that the public trading market prices of our ADSs and ordinary shares will not decline below the ADS subscription price and the share subscription price. Should that occur after you exercise your rights, you will suffer an immediate unrealized loss as a result. Moreover, we cannot assure you that, following the exercise of rights, you will be able to sell your offered ADSs or offered shares at a price equal to or greater than the ADS subscription price or the share subscription price, as applicable. Until the offered shares are admitted to listing and trading on the JSE, they will not be fungible with our existing ordinary shares currently traded the JSE. Similarly, until the ordinary shares underlying the offered ADSs are admitted to listing and trading on the JSE, you will not be issued any offered ADSs for which you subscribed. We cannot assure you that the listing and trading on the JSE will take place when anticipated. See “The Rights Offering” for further information on the expected dates of these events.

Rights that are not exercised prior to the end of the ADS subscription period or the share subscription period, as applicable, will expire valueless without any compensation, and if you do not exercise your rights, you will suffer significant dilution of your percentage ownership of our shares and shares in the form of ADSs.

The ADS subscription period is expected to begin at 9:00 a.m. (New York City time) on June 4, 2008 and expire at 5:00 p.m. (New York City time) on June 23, 2008. The share subscription period begins at 9:00 a.m. (Johannesburg time) on June 9, 2008 and expires at 12:00 p.m. (Johannesburg time) on July 4, 2008. Any rights unexercised at the end of the applicable subscription period will expire valueless without any compensation.

To the extent that you do not exercise your rights, your proportionate ownership and voting interest in us will, accordingly, be reduced, and the percentage that your current holdings of shares or shares in the form of ADSs represent of our increased share capital after completion of the rights offering will be disproportionately reduced. See “Dilution”. Even if you elect to sell your unexercised share rights, the consideration you receive for them may not be sufficient to fully compensate you for the dilution of your percentage ownership of our ordinary shares that may be caused as a result of the rights offering.

Holders of ADSs are subject to exchange rate risk.

In the event that the U.S. dollar weakens against the ZAR, holders subscribing for offered ADSs will be required to pay more than the estimated subscription price of $25.28 per offered ADS.

The estimated ADS subscription price is $25.28 per offered ADS subscribed. The estimated ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008). A subscriber of the offered ADSs must deposit $27.81 per offered ADS subscribed, which represents 110 percent of the estimated ADS subscription price, upon exercise of each ADS right. This is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the final ADS subscription price in light of a possible appreciation of the ZAR against the U.S. dollar between the date hereof and the end of the ADS subscription period and to pay currency conversion fees and the depositary’s issuance fee of $0.03 per new ADS. The ADS rights agent expects to make the conversion from U.S. dollars into ZARs on or about June 27, 2008 in the case of initial subscriptions and on or about July 7, 2008 in the case of excess allocations at a market-based rate to pay the share subscription price for the offered shares underlying the offered ADSs subscribed for. If the actual U.S. dollar price plus the issuance fee is less than the deposit amount, the ADS rights agent will refund such excess U.S. dollar subscription price to the subscribing ADS rights holder without interest. However, if there is a deficiency as a result of such conversion, the ADS rights agent will not issue and deliver the offered ADSs to such subscribing ADS rights holder until it has received payment of the deficiency. The ADS rights agent may sell a portion of your new ADSs to cover the deficiency if not paid by a specified date.

Even though the rights offering is being fully underwritten, the underwriting is subject to customary provisions allowing the underwriters to terminate the underwriting in certain limited circumstances.

The underwriters have agreed to procure subscribers for, or to subscribe for, any offered shares that are not subscribed for pursuant to the exercise of the rights or allocated pursuant to the excess applications. However, the underwriting agreement grants the underwriters customary rights to terminate the underwriting agreement in certain limited circumstances. Please see “Underwriting” for more information. If the underwriters are entitled to terminate, and do terminate, the underwriting agreement, the amount of proceeds we raise from the rights offering could be substantially reduced. If we do not raise sufficient funds from the rights offering, we may not be able to both fully implement our planned hedge restructuring while also continuing to fund our principal development projects and growth initiatives without raising additional funds, which we may be unable to do on commercially reasonable terms or in a timely manner. Because the exercise of the rights will be irrevocable upon exercise and may not be cancelled or modified after such time, if you have exercised your rights you will be required to complete your purchase of offered shares or offered ADSs even if the underwriting agreement is terminated.

An active trading market may not develop for the ADS rights or the share rights and, if a market does develop, the ADS rights and share rights may be subject to greater price volatility than our ADSs and ordinary shares.

A trading period has been set for ADS rights from May 29, 2008 to June 20, 2008 and for the share rights from June 2, 2008 to June 27, 2008. We cannot assure you that an active trading market in the ADS rights on the NYSE or the share rights on the JSE will develop during the respective trading periods or that any over-the-counter trading market in the rights will develop. Even if active markets develop, the trading price of the rights may be volatile.

PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

The net proceeds received by us from the rights offer, after deduction of underwriting commissions and estimated expenses, are estimated to be approximately ZAR13.1 billion, which was the equivalent of $1.7 billion on May 22, 2008 using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

The principal purpose of the rights offer is to provide us with additional financial resources to improve our financial flexibility. In particular, the net proceeds from the rights offer will allow us both to significantly restructure and reduce our existing gold hedging position, which has adversely affected our financial performance in recent years, while also being able to continue to fund our principal development projects and exploration growth initiatives. Pending this use of proceeds, as described in further detail below, the net proceeds of the rights offer may in the interim be used to reduce our short-term borrowings and the borrowings outstanding on our revolving credit facility or retained as cash in accordance with our cash management policies.

Reducing our gold hedging position

We have traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold. The use of these instruments has prevented us from fully participating in the significant increase in the market price for gold in recent years. Since 2001, we have been reducing our gold hedge commitments through hedge buy-backs, physical settlement of contracts and other restructurings in order to allow for greater participation in the rising gold price environment. As at December 31, 2007, the total net delta tonnage of our hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the December 31, 2006 hedge delta and hedge committed position, respectively. As at December 31, 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.

As at March 31, 2008, hedging positions of approximately 3.28 million ounces of hedge delta and 3.66 million ounces of commitments against our gold production will mature in 2008 and 2009. Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, we estimate that, due to our gold hedging arrangements, the prices we will receive for our gold production during 2008 and 2009 will be significantly lower than the prevailing spot prices during those years.

We have taken, and continue to take, steps to increase our participation in the higher prevailing spot prices for gold or that will allow us to reduce our hedge position as a percentage of our current or future gold production, including:

•	Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing our gold hedge position over time. During the three months ended March 31, 2008, we reduced the net delta tonnage of our gold hedge by 1.13 million ounces to 9.26 million ounces by delivering into maturing gold hedges and also effecting opportunistic hedge buybacks (limited to non-hedge derivatives).

•	Acquiring minority interests at our existing mines and pursuing other merger and acquisition opportunities with a view to increasing our level of gold production and our ore reserves, thereby reducing our total hedged position as a percentage of our total gold production and ore reserves. For example, during the fourth quarter of 2007 we acquired the remaining 15 percent minority interest in the Iduapriem & Teberebie (Iduapriem) mine in Ghana. In addition, in January 2008, we signed a merger agreement with Golden Cycle Gold Corporation which, if the acquisition is completed, will allow us to continue to consolidate 100 percent ownership of the CC&V mine in Colorado.

•	Increasing brownfields exploration and development programs, both in and around our existing mine sites, with a view to increasing our gold production and ore reserves, thereby reducing our total hedged position as a percentage of our total ore reserves. Over the past two years, our total ore reserves have increased from 63.3 million ounces to 72.2 million ounces (net of depletion of approximately 11.1 million ounces over the same period). As at December 31, 2007, the net delta tonnage of our gold hedge represented approximately 14 percent of our total ore reserves, or approximately two years’ worth of current annual gold production.

•	Continuing to increase our greenfield exploration activities in new geographical areas. In 2008, the majority of our greenfields exploration expenditures of approximately $105 million is expected to be incurred in:

-	Colombia, where we have achieved significant exploration success in the recent past both at our wholly owned properties, in particular La Colosa where a pre-feasibility study will commence during 2008, as well as at our various joint ventures;

-	Australia, where we are completing a pre-feasibility study at the Tropicana joint venture; and

-	the DRC in respect of our Mongbwalu Concession.

Given exploration successes at the above greenfields exploration projects to date, we expect that in the foreseeable future these exploration projects are likely to add to our ore reserves and medium to longer term gold production.

•	Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with our desired asset profile. We intend to sell or restructure these assets over approximately the next 15 months. We expect that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance our financial position and flexibility and may allow further reductions of our gold hedge position.

Notwithstanding the steps we have taken to date, our gold hedging position has continued to have a significant adverse affect upon our financial performance. We believe that this has also negatively affected the market price of our ordinary shares, further constraining our financial flexibility. In order to address this issue, the directors have resolved to reduce our gold hedging position significantly. In order to achieve this we intend to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. Given the low committed prices of these contracts, we expect that if these measures were implemented it would result in a realization of previously recognized losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the last nine months of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces. We also continue to give consideration to the early settlement of contracts not currently recorded on our balance sheet (normal purchase normal sale exemption, or NPSE) by means of physical delivery. Such early settlement, if it were to occur, would result in a significant adverse impact on the revenues recorded in our income statement, as sales that would have otherwise been executed at the spot gold price will be replaced with sales based on the contracted prices of such NPSE contracts that are settled, during the year. Furthermore should we conclude that such early physical settlement of NPSE contracts represents a tainting event, we would be required to recognize on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on our financial statements. No such conclusion has yet been made by us and we are still considering the potential impact of any such transaction.

In addition to the settlement of certain contracts during 2008 we also intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time of such restructuring, particularly the prevailing gold price and exchange rates and other relevant economic factors.

If the restructuring is executed as currently anticipated the overall impact would be to reduce our hedge book to approximately 6.25 million ounces, which would represent 8.6 percent of AngloGold Ashanti’s ore reserves as at December 31, 2007. As a result of this reduction the discount to the spot gold price realized during 2009 is estimated to be approximately 6 percent and at a similar level thereafter assuming a gold price of $900 per ounce.

Funding our development projects and exploration initiatives

In addition to restructuring and reducing our gold hedge position, a portion of the net proceeds from the rights offering may be applied to the funding of our existing development projects and exploration initiatives consistent with our strategic objective of pursuing growth initiatives to enhance our shareholder value.

In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration.

Current key brownfields development initiatives underway in 2008 include:

•	Boddington. The Boddington project, which involves mining the basement reserves beneath the oxide pits, was approved by the directors in March 2006. The project has a current attributable capital budget of $735 million (attributable capital expenditure of $392 million is budgeted for 2008). By the end of 2007, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion and construction of the treatment plant approximately 32 percent complete. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.

•	Mponeng Ventersdorp Contact Reef below 120 level. We estimate that this project, which entails accessing and exploiting the Ventersdorp Contact Reef ore reserves at Mponeng below 120 level, will add 2.5 million ounces to production over the life of the project. The cost of this project is estimated to be $252 million, of which capital expenditure of $35 million is budgeted for 2008. This project was approved by the directors in February 2007, following which construction began. On-reef development and thus the start of production are scheduled for 2013 with full production expected to commence in 2015.

•	TauTona Carbon Leader Reef below 120 level. This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and we estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. Total budgeted capital expenditure for this project was $172 million, of which $73 million had been spent by the end 2007. However, this project is currently under review as it is possible that part of the ore reserves forming this project could also be accessed from the neighboring Mponeng mine. Capital expenditure of $17 million was budgeted for this project for 2008.

•	Obuasi Tailings Sulphide Plant. This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore (than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpilings and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009. Capital expenditure of $44 million is budgeted for this project for 2008.

•	Iduapriem Plant Expansion. This project, approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). Capital expenditure of $42 million is budgeted for this project for 2008. The project is expected to be commissioned in the fourth quarter of 2008.

We estimate that the total cost to continue to fund our existing development projects, including those projects outlined above, will be approximately $1,262 million in 2008. For more information regarding our brownfields development projects and our greenfields and brownfields exploration initiatives, please see “Prospectus Supplement Summary – Strategy.”

DILUTION

Our net tangible book value as of March 31, 2008 was $1,626 million, or $5.77 per ordinary share. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of ordinary shares outstanding.

After giving effect to our sale of 69,470,442 ordinary shares upon exercise of the rights, or pursuant to the underwriters’ commitment, at an offering price of $25.28 per ordinary share, which was the U.S. dollar equivalent of the share subscription price on May 22, 2008 using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008), and after deducting the underwriting commission and estimated offering expenses payable by us of $51.4 million, our net tangible book value as of March 31, 2008 would have been $3,331 million, or $9.48 per ordinary share. This represents an immediate increase of $3.71 per share to new investors in the rights offering, as illustrated by the following table:

Offering price per share	$25.28

Net tangible book value per share before the offering	$5.77

Increase per share attributable to new investors	$3.71

Net tangible book value per share after the offering	$9.48

After giving effect to our sale of 69,470,442 ordinary shares in the rights offering, existing ADS holders or shareholders who do not exercise their ADS rights or share rights, respectively, in the rights offering will be diluted such that a shareholder holding 10 percent of our outstanding ordinary share capital prior to the offering will have its shareholding reduced to 8 percent of our outstanding ordinary share capital following the issuance of 69,470,442 million ordinary shares.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with U.S. GAAP or as an indicator of our performance. Furthermore the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2007 is presented below.

AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	For the year ended December 31,

	2005	2006	2007

Production costs per financial statements	1,642	1,539	1,917
Plus:
Production costs of equity accounted joint ventures	108	80	126
(Less)/plus:
Rehabilitation costs and other non-cash costs	(60)	17	(79)
Plus:
Inventory movement	37	84	36
Royalties	54	78	89
Related party transactions (1)	35	(2)	(11)
Adjusted for:
Minority interests (2)	(42)	(54)	(59)
Non-gold producing companies and adjustments	(41)	68	(8)

Total cash costs	1,733	1,810	2,011
Plus/(less):
Depreciation, depletion and amortization	653	749	678
Employee severance costs	26	22	19
Rehabilitation and other non-cash costs	60	(17)	79
Adjusted for:
Minority interests (2)	(11)	(15)	(20)
Non-gold producing companies and adjustments	(5)	(3)	(4)

Total production costs	2,456	2,546	2,763

Gold produced (000 ounces) (3)	6,166	5,635	5,477

Total cash costs per ounce (4)	281	321	367
Total production costs per ounce (4)	398	452	504

(1)	Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)	Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)	Attributable production only.
(4)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. We report total cash costs per ounce and total production costs per ounce calculated to the nearest U.S. dollar amount and gold produced in ounces.

HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE
RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for our ordinary shares on the JSE and for our sponsored ADSs on the NYSE:

	JSE		NYSE

	High	Low	High	Low

	(South African cents per
	ordinary share)		(dollars per ADS)

Annual information Year ended December 31,
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
Quarterly information
2006
First quarter	38,700	29,005	62.20	46.51
Second quarter	35,621	24,700	58.36	37.17
Third quarter	36,050	27,500	51.07	37.10
Fourth quarter	35,000	28,250	48.91	35.58
2007
First quarter	35,889	30,300	49.34	41.10
Second quarter	35,322	26,100	49.42	37.10
Third quarter	33,600	25,400	47.92	33.80
Fourth quarter	33,600	29,100	48.64	40.00
2008
First quarter	34,900	24,801	51.35	30.50
Monthly information
December 2007	33,600	27,281	48.64	40.00
January 2008	34,900	28,100	51.35	40.44
February 2008	31,500	25,501	42.29	33.44
March 2008	30,350	24,801	37.75	30.50
April 2008	29,982	25,052	37.96	32.90
May 2008 (through May 22, 2008)	30,999	24,700	40.91	32.94

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2003 through 2008 (through March 31, 2008), in each case in cents per ordinary share.

	Interim	Final	Total	Interim	Final	Total
	(South African cents per
Year Ended December 31,	ordinary share)			(U.S. cents per ordinary share)
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.40	32.38	61.78
2007	90	53	143	12.44	6.60	19.04

(1)	Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on our cash flow, earnings, planned capital expenditures, financial condition and other factors. We do not currently intend to substantially change our practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, we may declare and pay dividends from any capital and reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to our solvency and liquidity. As at December 31, 2007, our total shareholders’ equity on an unconsolidated basis as calculated under IFRS amounted to ZAR18,377 million ($2,699 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration. Given that we are in our highest ever capital expenditure phase, we will continue to manage capital expenditure in line with profitability and cash flow and our approach to the dividend on the basis of prudent financial management.

Under the terms of the Company’s Articles of Association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of our board of directors or our shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of our ADSs are paid in U.S. dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement.

Exchange Rate Information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On May 22, 2008, the noon buying rate between rands and U.S. dollars was R7.6735 = $1.00.

Year Ended December 31	High	Low	Year-end	Average (1)
2003	9.05	6.26	6.70	7.42
2004	7.31	5.62	5.65	6.39
2005	6.92	5.64	6.33	6.35
2006	7.94	5.99	7.04	6.81
2007	7.49	6.45	6.81	7.03
2008 (through May 22, 2008)	8.21	6.74	7.67	7.68

(1)	The average of the noon buying rates on the last business day of each month during the year, and in the case of 2008, through May 22, 2008.

Exchange rate information for the months of	High	Low
December 2007	7.04	6.66
January 2008	7.45	6.74
February 2008	7.89	7.41
March 2008	8.21	7.76
April 2008	8.02	7.53
May 2008 (through May 22, 2008)	7.73	7.47

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2008 on an actual basis and as adjusted to give effect to the issuance of the offered shares. This table does not reflect the application of the net proceeds of the rights offering for the purposes described under “Purpose of the Rights Offering and Use of Proceeds,” including their application to temporarily reduce borrowings pending their use for those purposes.

You should read this table together with our U.S. GAAP financial statements and related discussion and analysis included in our Form 20-F.

		Adjustments to	As adjusted for
	As at March 31,	reflect the	the rights
	2008	rights offering	offering
	(in $ millions)	(in $ millions)(1)	(in $ millions)(1)
Total debt(2)	1,965	—	1,965
Total stockholders’ equity	2,159	1,705	3,864

400,000,000 authorized ordinary shares of 25 ZAR cents each;
Ordinary shares issued March 31, 2008 – 277,745,007	10	—	10
Additional paid-in capital	5,627	1,705	7,332
Accumulated deficit	(2,650)	—	(2,650)
Accumulated other comprehensive income	(828)	—	(828)

Total capitalization	4,124	1,705	5,829

(1)	The share subscription is ZAR194.00 per offered share, which was the equivalent of $25.28 on May 22, 2008 using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008), representing a discount of 35.9 percent and 35.1 percent to the closing price of ZAR302.50 per ordinary share on the JSE and $38.95 per ADS on the NYSE, respectively, on May 22, 2008. As a result of the discount of the subscription price to the recent trading prices of our ordinary shares and ADSs, the terms of the $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold Ashanti Holdings plc provide that the conversion price will be adjusted so that additional ADSs will be issuable upon conversion. As at March 31, 2008, up to 15,384,615 of our ADSs were issuable upon conversion of $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold Ashanti Holdings plc before giving effect to any such adjustments. This adjustment will have no impact on our income statement.

In addition, pursuant to the terms of our share incentive scheme, Bonus share plan and Long-term incentive plan, and the exercise of the E ordinary shares issued to the Bokamoso ESOP Trust the options granted under these plans will be adjusted by the dilutive affect. These adjustments will be accounted for as modifications calculated by using the fair value of these options at the closing price of the rights offering, which is anticipated to be July 4, 2008. As a result, we will incur additional compensation expense under U.S. GAAP commencing in the third quarter of fiscal 2008. This table does not reflect these adjustments.

(2)	Including short-term and long-term debt. As at March 31, 2008, 63 percent of our long-term debt was designated in U.S. dollars, 4 percent in South African rands and 33 percent in Australian dollars. For a discussion regarding our secured and unsecured indebtedness see “Operating and financial review and prospects” included in our Form 20-F. As at March 31, 2008, secured and unsecured debt accounted for approximately $35 million and $1,930 million, respectively, of total debt.

(3)	There has been no material change since March 31, 2008 in our consolidated capitalization or indebtedness.

THE RIGHTS OFFERING

General Information

We are offering our shareholders, recorded in the register at the share record date, the right to subscribe for offered shares in the form of ordinary shares pursuant to and in transferable, renounceable (nil paid) share rights as set forth in letters of allocation granted to them under South African law. We have also arranged with The Bank of New York, the depositary for our ADSs, and accordingly the holder of record of the ordinary shares underlying the ADSs, to make available to holders of our ADSs at the ADS record date transferable ADS rights granted to them under contractual agreement.

Holders of our ordinary shares will receive 24.6403 share rights for every 100 ordinary shares that they own on the share record date, as set forth in a letter of allocation issued in electronic form. Each share right entitles the holder thereof to subscribe for one offered share at the share subscription price. Fractions of share rights or ADS rights will not be issued. All offered shares not taken up will be available for allocation to holders of rights who wish to apply for a greater number of offered shares or offered ADSs, as the case may be, than those initially offered to them under the rights offering, subject to certain limitations as described below.

The electronic record for holders of certificated ordinary shares is being maintained by Computershare Investor Services (Proprietary) Limited, or Computershare, which has made it possible for holders of certificated shares to enjoy the same rights and opportunities as holders of dematerialized shares in respect of share rights. Each eligible dematerialized holder of ordinary shares will have its account at its Central Securities Depositary Participant, or CSDP, or broker credited with its share rights. Each eligible certificated holder of ordinary shares will have its share rights credited to an account in electronic form with the South African transfer secretaries (which will be administrated by the South African transfer secretaries on their behalf) and will be sent a form of instruction regarding acceptance and payment.

Each eligible registered holder of ADSs will be sent an ADS rights certificate evidencing ADS rights, instructions relating to the exercise of these ADS rights and this prospectus supplement. Each eligible beneficial owner of ADSs will receive a book-entry credit of ADS rights in its DTC participant account, instructions relating to the exercise of the ADS rights and this prospectus supplement.

We will issue 69,470,442 new ordinary shares, including ordinary shares represented by ADSs, in the rights offering. We expect to have 347,352,867 ordinary shares outstanding after the rights offering, not including shares which may be issued in connection with the pending acquisition of Golden Cycle Corporation or upon the exercise of outstanding options or convertible bonds.

Further information about the rights, the procedures for exercising the rights and the transfer of the rights is summarized below.

Restrictions on Participation in the Rights Offering by certain ADS Holders and Shareholders

The rights offering is only addressed to persons to whom it may lawfully be made. The distribution of this prospectus supplement, and the exercise of any of the rights, may be restricted by law. Persons into whose possession this prospectus supplement comes or who wish to exercise any of the rights must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. Due to the restrictions under the securities laws of certain countries, shareholders resident in such countries, may not exercise rights. In particular, the rights offering is not made to any shareholder resident in Japan or resident in the EEA who is not an EU Qualifying Shareholder, or to any shareholder in the UK who is not a Relevant Person (together “EU Prohibited Shareholders”) and no EU Prohibited Shareholder shall be able to exercise rights. The rights attributable to shareholders resident in Japan and to EU Prohibited Shareholders will, if a premium can be obtained over the expenses of the sale, be sold on the JSE for the benefit of such shareholders as soon as practicable. However, should the net proceeds for the sale in relation to any one holding be an amount less than ZAR5 if payment is to be made in rands or £1 if payment is to be in British Pounds, we will retain such amount for our benefit. The proceeds of such sales, after deducting expenses, will be in rands if the shareholder is on the South African register and converted into British Pounds in the case of such shareholders on the United Kingdom register. None of the South African transfer secretaries, the United Kingdom Registrars, or any broker appointed by them or by AngloGold Ashanti will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales or the remittance of the net proceeds of such sales.

Subscription by Holders of ADS Rights

Timetable

The timetable below lists certain important dates relating to the rights offering, some of which are subject to change. All time references are to New York City time.

Announcement of rights offering	May 23, 2008
Trading of ADS rights commences on the NYSE	May 29, 2008
ADS ex-rights date	May 30, 2008
ADS record date	Close of business on June 3, 2008
Notice to ADS holders of ADS rights to which they are entitled	After June 3, 2008
Notice to brokers/dealers of terms of ADS rights offering	After June 3, 2008
Notice to ADS holders of terms of ADS rights offering	After June 3, 2008
ADS subscription period commences	9:00 a.m. on June 4, 2008
Trading of ADS rights ceases on the NYSE	June 20, 2008
ADS subscription period ends	5:00 p.m. on June 23, 2008
Expected date for issuance and delivery of the offered ADSs	On or around July 7, 2008
Expected date for issuance and delivery of offered ADS in respect of excess applications	On or around July 11, 2008

(1)	Other than dates prior to the date hereof, all dates are expected and subject to change. No assurance can be given that the issuance and delivery of the offered ADSs will not be delayed.

The Bank of New York, the depositary for our ADSs, will act as ADS rights agent in respect of the offered ADSs offered hereby.

ADS Rights

Holders of our ADSs will receive 0.246403 ADS rights for each ADS that they own on the ADS record date. Each ADS right entitles the holder thereof to subscribe for one offered ADS at the ADS subscription price. Fractions of ADS rights will not be issued and as such any entitlement to receive a fraction of an ADS right will be rounded down to the nearest whole number of ADS rights.

Excess Applications

All offered shares not taken up in terms of the rights offering (including offered ADSs) will be available for allocation to holders of rights who wish to apply for a greater number of offered ADSs or offered shares, as the case may be, than those initially offered to them in the rights offering.

Excess offered shares, including in the form of offered ADSs, will be allocated to holders of rights that have applied for excess offered shares, including in the form of offered ADSs. Such allocation will be prorated among all rights holders that have applied for excess offered shares, including in the form of offered ADSs. If the number of excess shares available is insufficient to satisfy the excess subscription of any ADS right holder in full, the deposit amount relating to any excess

ADSs not delivered to such ADS right holder shall be returned to such ADS right holder in U.S. dollars without interest.

Excess applications must be made together with initial subscriptions for offered ADSs.

ADS Ex-Rights Date and ADS Record Date

The ADS ex-rights date for the ADSs is expected to be May 30, 2008. The ADSs are expected to begin trading on the NYSE without any rights on that date.

The ADS record date for the purpose of determining entitlement to ADS rights is expected to be the close of business on June 3, 2008. The ADS rights will be credited through the book-entry system of DTC to the accounts of persons who held ADSs in book-entry form on the record date and certificates evidencing the ADS rights will be sent via first class mail to registered holders of ADSs on the record date.

The ADS record date and the share record date are not the same. Therefore, the ADS facility for which The Bank of New York is the depositary will be closed to both deposits of ordinary shares and cancellation of ADSs and withdrawal of underlying ordinary shares from the open of business on June 4, 2008 until the close of business on June 6, 2008.

ADS Subscription Period

The ADS rights may be exercised during the period from 9:00 a.m. (New York City time) on June 4, 2008 to 5:00 p.m. (New York City time) on June 23, 2008, referred to as the ADS subscription period. The ADS subscription period ends before the share subscription period. ADS rights that are not exercised by the end of the ADS subscription period will expire valueless without any compensation.

Any exercise of ADS rights will be irrevocable upon exercise and may not be canceled or modified after such exercise.

ADS Rights Agent

The Bank of New York, which is the ADS depositary under our deposit agreement, is acting as the ADS rights agent.

ADS Subscription Price

The estimated ADS subscription price is $25.28 per offered ADS subscribed. The actual ADS subscription price per offered ADS will be the share subscription price of ZAR194.00 translated into U.S. dollars on or about June 27, 2008 plus currency conversion fees and the depository’s issuance fee of $0.03 per new ADS. The estimated ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008). A subscriber of the offered ADSs must deposit $27.81 per offered ADS subscribed, which represents 110% of the estimated ADS subscription price, upon the exercise of each ADS right. This additional amount over and above the estimated ADS subscription price is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of a possible appreciation of the ZAR against the U.S. dollar between the date hereof and the end of the ADS subscription period and to pay currency conversion fees as well as the depositary’s issuance fee of $0.03 per new ADS.

The ADS rights agent expects to make the conversion from U.S. dollars into ZARs on or about June 27, 2008 in the case of initial subscriptions and on or about July 7, 2008 in the case of excess allocations at a market-based rate to pay the share subscription price for the offered shares underlying the offered ADSs. If the actual U.S. dollar price (equal to the share subscription price stated in U.S. dollars on or about June 27, 2008 in the case of initial subscriptions and on or about

July 7, 2008 in the case of excess allocations) plus the issuance fee is less than the deposit amount, the ADS rights agent will refund such excess to the subscribing ADS rights holder without interest. However, if the U.S. dollar cost of the share subscription price plus the ADS issuance fee exceeds the ADS deposit amount, the ADS rights agent will not deliver the offered ADSs to such subscribing ADS rights holder until it has received payment of the deficiency. The ADS rights agent may sell a portion of the new ADSs that is sufficient to pay any shortfall that is not paid within 14 days of notice of the deficiency. In addition, to the extent that the shortfall of the ADS deposit amount below the U.S. dollar cost of the share subscription price plus the ADS issuance fee exceeds 20%, the ADS rights agent may reduce pro-rata the amount of new shares for which it subscribes, which will reduce the number of new ADSs that will be available for delivery to subscribing ADS rights holders.

ADS Subscription Procedures

You may exercise your ADS rights to subscribe for offered ADSs as follows:

Subscription by brokers and banks.

If you hold ADS rights through DTC, you can exercise your ADS rights by delivering completed subscription instructions for offered ADSs through DTC’s PTOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the ADS deposit amount for the offered ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the ADS deposit amount for the offered ADSs so as to allow DTC sufficient time to transmit the subscription instructions and payment of the ADS deposit amount to the ADS rights agent prior to the expiration of the ADS subscription period. If the deposit amount instructions and payment with respect to ADS rights are not received by the ADS rights agent by the end of the ADS subscription period, the ADS rights agent will not be authorized to and consequently will not, accept any delivery or exercise of subscription instructions with respect to those ADS rights.

Subscription by beneficial owners.

If you are a beneficial owner of ADS rights and wish to subscribe for offered ADSs but are neither a DTC participant nor a registered holder of ADS rights, you should timely contact the financial intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the ADS deposit amount. You are urged to consult your financial intermediary without delay in case your financial intermediary is unable to act immediately.

Subscription by registered holders.

If you are a holder of ADS rights registered directly with the depositary, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS rights certificate and paying in full the ADS deposit amount for the offered ADSs. Payment must be made by certified check or bank draft payable to “The Bank of New York – AngloGold Ashanti ADS Rights Offering”.

The properly completed ADS rights certificate and payment should be delivered to:

By Mail:	By Overnight Courier or By Hand:

The Bank of New York	The Bank of New York
c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC.
Attn: Corporate Action Department	480 Washington Boulevard
P.O. Box 3301	Attn: Corporate Action
South Hackensack, NJ 07606	Department – 27th Floor
Jersey City, NJ 07310

The ADS rights agent must receive the ADS rights certificate and payment of the ADS deposit amount on or before the end of the ADS subscription period. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS rights certificate.

You will elect the method of delivering the ADS rights certificate and paying the ADS deposit amount to the ADS rights agent and you will bear any risk associated with it. If you send the ADS rights certificate and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent.

Subscriptions and full payment must be received by the ADS rights agent prior to 5:00 p.m. (New York City time) on June 23, 2008.

We and the ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of any exercise of the right to subscribe for offered ADSs. In our sole discretion, we may waive any defect or irregularity, or permit you to correct a defect or defects and irregularity within the time we determine. ADS rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting an ADS rights certificate. We and the ADS rights agent will not incur any liability for failing to do so.

Guaranteed Delivery Procedures

If you wish to subscribe for offered ADSs but time will not permit your ADS rights to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received a properly completed and signed notice of guaranteed delivery, substantially in the form provided with the instructions distributed with the ADS rights certificates, from a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP). These institutions are commonly referred to as eligible institutions. Most banks, savings and loan associations and brokerage houses are participants in these programs and therefore are eligible institutions. The ADS rights agent must also receive payment in full of the deposit amount on or before the ADS rights expiration date. The notice of guaranteed delivery must state your name and the number of new ADSs you are subscribing for and must irrevocably guarantee that the ADS rights will be delivered by one of those financial institutions to the ADS rights agent before 5:00 p.m., New York City time, on the third New York Stock Exchange trading day following the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or by facsimile to the ADS rights agent. If you hold your ADS rights through DTC, your DTC participant must deliver the notice of guaranteed delivery to the ADS rights agent through DTC’s confirmation system. If the financial institution fails to deliver ADS rights before 5:00 p.m., New York City time, on the third New York Stock Exchange trading day following the date of execution of the notice of guaranteed delivery, the ADS rights agent will refund to you the total deposit amount you paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

Partial Exercise of ADS Rights

Subject to the requirements for the exercise of ADS rights contained herein,

•	in the event that you are a registered holder of ADS rights and you wish to exercise only a portion of your total ADS rights, you will need to deliver the applicable ADS rights certificate to the ADS rights agent along with the completed subscription instructions, and the ADS rights agent will employ commercially reasonable efforts to re-issue to you an ADS rights certificate evidencing the remaining balance of ADS rights not exercised held by you following the exercise; and

•	in the event that you are a beneficial owner of ADS rights and you wish to exercise only a portion of your total ADS rights, you will need to instruct the financial intermediary through which you hold your ADS rights to debit the ADS rights from the applicable book-entry account and deliver the ADS rights to the ADS rights agent and further instruct the ADS rights agent to subscribe only for the applicable number of ADS rights.

Delivery of Offered ADSs

The offered ADSs will rank equally in all respects with existing ADSs. The ADS depositary will deliver the offered ADSs as soon as practicable after the delivery of the underlying offered shares to the depositary’s custodian by credit to its book-entry account with a financial intermediary registered in the Republic of South Africa and admission of the offered shares to listing and trading on the JSE.

Trading of ADS Rights

Subject to compliance with relevant securities laws, the ADS rights are freely transferable. The ADS rights are expected to trade on the New York Stock Exchange under the symbol “AU RT” from 9:30 a.m. (New York time) on May 29, 2008 until 4:00 p.m. (New York time) on June 20, 2008.

The Information Agent and ADS Holder Helpline

Innisfree M&A Incorporated is acting as information agent for the ADS rights offering. If you have any questions on the offering of ADS rights, please telephone 1-877-800-5190 (toll-free from the United States or Canada). This helpline is available from 9:00 a.m. to 8:00 p.m. (New York City time) Monday to Friday and from 10:00 a.m. to 4:00 p.m. on Saturday.

Please note that the helpline will only be able to provide you with information contained in the prospectus supplement, and will not be able to give advice on the merits of the rights offering or to provide financial advice.

SUBSCRIPTION BY HOLDERS OF SHARE RIGHTS

Timetable

The timetable below lists certain important dates relating to the rights offering, some of which are subject to change. All time references are to Johannesburg time.

Announcement of rights offering	May 23, 2008
Share cum-rights date	May 30, 2008
Share ex-rights date	June 2, 2008
Trading of share rights commences on the JSE	June 2, 2008
Share record date	5:00 p.m. on June 6, 2008
Share subscription period for exercise of rights commences	9:00 a.m. on June 9, 2008
Trading of share rights ceases on the JSE	5:00 p.m. on June 27, 2008
Expected date for commencement of trading of new ordinary shares on the JSE	On or around June 30, 2008
Expiration of subscription period	12:00 p.m. July 4, 2008
Expected date of issue of all offered shares	On or around July 7, 2008
Expected date for delivery of offered shares in respect of excess applications	On or around July 11, 2008

(1)	Other than dates prior to the date hereof, all dates are expected and subject to change. No assurance can be given that the issuance and delivery of the offered shares will not be delayed.

Share Rights

Each holder of our ordinary shares will receive 24.6403 share rights for every 100 ordinary shares that they hold on the share record date, as set forth in a letter of allocation issued in electronic form. Shareholders who hold fewer than 100 ordinary shares or who do not hold a multiple of 100 shares are referred to the table of entitlement set out in Schedule A to this prospectus supplement for their entitlement to the share rights. Fractions of share rights will not be issued and as such any entitlement to receive a fraction of a share right which:

•	is less than one-half of a share right will be rounded down to the nearest whole number; and

•	is equal to or greater than one-half of a share right but less than a whole share right will be rounded up to the nearest whole number.

Subscriptions will be accepted for a whole number of offered shares only, although holders of share rights may exercise their right to subscribe for offered shares in whole or in part.

Excess Applications

All offered shares not taken up in terms of the rights offer will be available for allocation to holders of share rights who wish to apply for a greater number of offered shares than those initially offered to them in the rights offering. Accordingly, holders of share rights may also apply for additional offered shares in excess of the offered shares initially allocated to them on the same terms and conditions.

Applications for additional offered shares by certificated shareholders may only be made by completing Blocks 7 and 8 of the form of instruction.

Dematerialized shareholders who wish to apply for excess offered shares should instruct their CSDP or broker, in terms of the agreement entered into between them and their CSDP or broker, as to the number of additional offered shares for which they wish to apply.

An announcement will be released on the Securities Exchange News Service of the JSE, or SENS, on or about July 7, 2008 and published in Business Day and Beeld, newspapers published in South Africa, on July 8, 2008, stating the results of the rights offering and the basis of allocation of any additional offered shares for which application is made.

The pool of offered shares available to meet excess applications will be dealt with as follows:

•	if all the offered shares are subscribed for in the rights offering, no additional offered shares will be made available for allocation to applicants;

•	if the offered shares subscribed for in the rights offering and the excess applications together are less than or equal to 100 percent of the number of offered shares available, the directors will allocate any or all excess applications in an equitable manner; or

•	if the offered shares subscribed for in the rights offering and the excess applications together exceed 100 percent of the number of offered shares available, the allocation of offered shares in respect of excess applications will be equitable and will take cognizance of the number of ordinary shares held by each applicant prior to such allocation and the number of offered shares for which application is made by such applicant. This will require a beneficial download from Strate Limited, or Strate, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, at the record date, with sufficient notice having been given to Strate. Non-equitable allocations of applications for additional offered shares will only be allowed in instances where they are used to round holdings up to the nearest multiple of 100 new shares.

Checks and/or the refund of monies in respect of unsuccessful applications for additional offered shares by holders of certificated shareholders will be posted to the relevant applicants, at their risk, on or about Friday, July 11, 2008. No interest will be paid on monies received in respect of unsuccessful applications.

Share Cum-Rights Date, Share Record Date and Ex-Rights Date

The last day to trade in ordinary shares on the JSE in order to qualify to participate in the rights offering is May 30, 2008.

The share record date for the purpose of determining entitlement to rights will be 5:00 p.m. (Johannesburg time) on June 9, 2008. At the start of business on June 2, 2008, dematerialized shareholders who hold ordinary shares on the record date will have their share rights credited to their safe custody accounts at their CSDP or broker and certificated shareholders who hold ordinary shares on the record date will have their share rights created in electronic form and held at Computershare.

The share ex-rights date for the ordinary shares is expected to be June 2, 2008. The ordinary shares are expected to begin trading on the JSE without any rights on and after that date.

Share Subscription Period

The share rights may be exercised during the period from 9:00 a.m. (Johannesburg time) on June 9, 2008 to 12:00 p.m. (Johannesburg time) on July 4, 2008, referred to as the share subscription period. Dematerialized shareholders are urged to consult their CSDP or broker regarding the procedure they need to follow for the acceptance, sale of renunciation of their rights offer entitlement without delay in case their CSDP or broker is unable to act immediately. The ADS subscription period ends before the share subscription period. Share rights that are not exercised prior to the end of the subscription period will expire valueless without any compensation.

Share Subscription Price

The share subscription price is 194.00 rands per offered share subscribed, which in U.S. dollars was equivalent to $25.28 on May 22, 2008, using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

Exercise of Share Rights

Full details of the procedure for acceptance and payment by certificated shareholders are contained in paragraph 4 of the form of instruction or in the case of dematerialized shareholders, as advised by their CSDP or broker. You should note the following:

•	Acceptances are irrevocable and may not be withdrawn.

•	Acceptances, including applications for offered shares in excess of those initially allocated in the rights offering, may only be made by certificated shareholders by means of the form of instruction.

•	Any instruction to sell or renounce all or part of your rights offering entitlement may only be made by certificated shareholders by means of the form of instruction.

•	The properly completed form of instruction and a check (crossed “not transferable”) and with the words “or bearer” deleted) or a bank draft (drawn on a registered bank in South Africa) in rands in payment of the share subscription price must be received from certificated holders by the transfer secretaries at the addressees referred to in “Payment”, by not later than 12:00 p.m. on Friday, July 4, 2008. Certificated shareholders are advised to take into consideration postal delivery times when posting their form of instruction, as no late postal deliveries will be accepted after 12:00 p.m. on Friday, July 4, 2008. Where possible, certificated shareholders are advised to deliver their completed form of instruction together with checks or bank draft by hand or by courier. Each check or bank draft will be deposited immediately for collection.

•	Should your check or bank draft not accompany the form of instruction, the transfer secretaries will treat your application as invalid.

•	Payment will, when the relevant check or bank draft has been met, constitute an irrevocable acceptance of the rights offering upon the terms and conditions set out in this prospectus supplement and the relevant form of instruction may not be withdrawn. Should any check or bank draft be dishonored, we may, in our sole discretion and without prejudice to any rights we may have, regard the form of instruction as null and void or take such steps in regard thereto as we deem fit.

•	If any form of instruction and check or banker’s draft is not received as set out above, the rights offering entitlement will be deemed to have been declined by the shareholder to whom the form of instruction is addressed and the right to subscribe for the offered shares offered to the addressee or renounced in favor of his renouncee in terms of such form of instruction will lapse, no matter who then holds it.

•	Dematerialized shareholders must act in terms of the instructions received from their CSDP or broker.

Renunciation or Sale of Rights Offering Entitlement

Certificated shareholders on the South African register who wish to sell all or part of their rights offering entitlement as reflected in the form of instruction must complete Form A of the form of instruction and return it to the South African transfer secretaries in accordance with the instructions contained therein to be received no later than 12:00 p.m. (Johannesburg time) on Wednesday, June 25, 2008. The transfer secretaries will endeavor to procure the sale of the rights offer entitlement on the JSE on behalf of such certificated shareholder and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges and subject to a minimum return amount of ZAR5. None of the South African transfer secretaries, any broker appointed by them or us will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offering entitlement. References in this paragraph to certificated shareholders include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is or are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.

Shareholders on the United Kingdom register who are entitled to participate in the rights offering and who wish to sell all or part of their rights offering entitlement should return their completed form of instruction to the United Kingdom registrars to be received by no later than 12:00 p.m. (United Kingdom time) on Wednesday, June 25, 2008. Net proceeds due to such shareholders will be paid in British Pounds. None of the South African transfer secretaries, the United Kingdom registrars, any broker appointed by them or us, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offering entitlement. References in this paragraph to certificated shareholders include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instructions is or are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.

Shareholders on the Ghanaian register who wish to sell all or part of their rights offering entitlement should return their completed form of instruction to the Ghanaian registrars to be received no later than 10:00 a.m. (Ghanaian time) on Wednesday, June 25, 2008. Net proceeds due to such shareholders will be paid in cedis. None of the South African transfer secretaries, the Ghanaian registrars, any broker appointed by them or us, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offering entitlement.

Certificated shareholders who do not wish to sell all or part of their rights offering entitlement as reflected in the form of instruction, and who do not wish to subscribe for any of the offered shares in terms of the form of instruction, but who wish to renounce their rights offering entitlement, must complete Form B on the form of instruction and the renouncee who wishes to acquire the rights offering entitlement in terms of the rights offer must complete Form C on the form of instruction, and lodge the form of instruction together with their payment to the South African transfer secretaries or United Kingdom registrars to be received by no later than 12:00 on Friday, July 4, 2008 (Johannesburg time), in accordance with the instructions contained therein.

Certificated shareholders who wish to subscribe for only a portion of their rights offering entitlement must indicate the number of offered shares for which they wish to subscribe on the form of instruction.

The rights attributable to shareholders resident in Japan and EU Prohibited Shareholders will, if a premium can be obtained over the expenses of the sale, be sold on the JSE for the benefit of such shareholders as soon as practicable. However, should the net proceeds for the sale in relation to any one holding be an amount less than ZAR5 if payment is to be made in rands or £1 if payment is to be in British Pounds, we will retain such amount for our benefit. The proceeds of such sales, after deducting expenses, will be in rands if the shareholder is on the South African register and converted into British Pounds in the case of such shareholders on the United Kingdom register. None of the South African transfer secretaries, the United Kingdom Registrars, or any broker appointed by them or by AngloGold Ashanti will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales or the remittance of the net proceeds thereof.

Payment

A check (crossed “not transferable” and with the words “or bearer” deleted) or a bank draft (drawn on a registered bank in South Africa) payable to “AngloGold Ashanti – rights offer” for the amounts payable, in rands, together with a properly completed form on instruction, must be lodged by certificated shareholders with the South African transfer secretaries as follows:

Delivered to:	Posted to:

Computershare Investor Services 2004	Computershare Investor Services 2004
(Proprietary) Limited	(Proprietary) Limited
Ground Floor	PO Box 61763
70 Marshall Street	Marshalltown, 2107
Johannesburg, 2001	South Africa
South Africa

so as to reach the South African transfer secretaries by no later than 12:00 p.m. (Johannesburg time) on Friday, July 4, 2008.

Shareholders on the United Kingdom register must lodge the completed form of instruction and their check or bank draft, in accordance with the provisions above, to the United Kingdom registrars, as follows:

Delivered to:	Posted to:

Computershare Investor Services PLC	Computershare Investor Services PLC
PO Box 82	Corporate Actions Projects
The Pavilions	Bristol BS99 6AH
Bridgewater Road	England
Bristol BS99 7NH
England

so as to reach the United Kingdom registrars by no later than 11:00 a.m. (United Kingdom time) on Friday, July 4, 2008.

Shareholders on the Ghanaian register must lodge the completed form of instruction and their check or bank draft, in accordance with the provisions above, to the Ghanaian registrars, as follows:

Delivered to:

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana

so as to reach the Ghanaian registrars by no later than 10:00 a.m. (Ghanaian time) on Friday, July 4, 2008.

Please note that the transfer secretaries will effect delivery of share certificates against payment and should a check or bank draft not accompany the form of instruction, the application will be treated as invalid.

Exchange Control Regulations

The following summary is intended only as a guide and is, therefore, not comprehensive. If you are in any doubt as to the appropriate course of action you are advised to consult with your professional advisor.

Pursuant to the Exchange Control Regulations of South Africa and upon specific approval of the South African Reserve Bank, non-residents, excluding former residents, of the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho (together, the “Common Monetary Area”) will be allowed to:

•	take up rights allocated to them in the rights offering;

•	purchase share rights on the JSE;

•	subscribe for the offered shares arising in respect of the share rights purchased on the JSE provided payment is received either through normal banking channels from abroad or from a non-resident account; and

•	purchase additional offered shares which have been applied for in terms of the rights offering,

provided payment is received either through formal banking channels from abroad or from a non-resident account.

All applications by non-residents of the Common Monetary Area for the above purposes must be made through an authorized dealer in foreign exchange. Electronic statements issued in terms of Strate and any share certificates issued pursuant to such applications will be endorsed “non-resident”.

Where a right in terms of the rights offering becomes due to a former resident of the Common Monetary Area, which right is based on shares blocked in terms of the Exchange Control Regulations of South Africa, then only emigrant blocked funds may be used to:

•	take up the rights offer entitlement allocated to them in terms of the rights offer;

•	purchase share rights on the JSE;

•	subscribe for the offered shares arising in respect of the share rights purchased on the JSE; and

•	purchase additional offered shares which have been applied for in terms of the rights.

All applications by emigrants using blocked funds for the above purposes must be made through the authorized dealer in South Africa controlling their blocked assets. Share certificates issued to such emigrants will be endorsed “non-resident” and placed under the control of the authorized dealer in foreign exchange through whom the payment was made. The proceeds due to emigrants from the sale of the share rights, if applicable, will be returned to the authorized dealer in foreign exchange for credit to such emigrants’ blocked accounts. Electronic statements issued in terms of Strate and any offered share certificates issued pursuant to blocked rand transactions will be endorsed “non-resident” and placed under the control of the authorized dealer through whom the payment was made. The proceeds arising from the sale of share rights or arising from the sale of blocked shares will be credited to the blocked accounts of the emigrant concerned.

Any qualifying holder of ordinary shares resident outside the Common Monetary Area who receives this prospectus supplement and form of instruction should obtain advice as to whether any governmental or other legal consents are required or any other formality must be observed to enable a subscription to be made in terms of such form of instruction.

New share certificates issued pursuant to the rights offering to an emigrant will be endorsed “non-resident” and forwarded to the address of the relevant authorized dealer controlling such emigrant’s blocked assets for control in terms of the Exchange Control Regulations of South Africa. Where the emigrant’s shares are in dematerialized form with a CSDP or broker, the electronic statement issued in terms of Strate will be dispatched by the CSDP or broker to the address of the emigrant in the records of the CSDP or broker.

South African Law

All transactions arising from the letter of allocation and the form of instruction applicable to holders of ordinary shares will be governed by and be subject to the laws of South Africa.

Transfer of Share Rights

Subject to compliance with relevant securities laws, the share rights are freely transferable and are expected to trade on the JSE under the symbol “ANGN” from 9:00 a.m. (Johannesburg time) on June 2, 2008 to 5:00 p.m. (Johannesburg time) on June 27, 2008.

Exchange of Share Rights for ADS Rights

The Bank of New York will deliver ADS rights if a holder of share rights or their broker deposits share rights or evidence of the right to receive share rights with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADS rights in the names such holder of share rights requests and will deliver the share rights at its Corporate Trust Office to the persons such holder of share rights requests. The Bank of New York will not deliver share rights in exchange for ADS rights.

Holders of share rights wishing to exchange them for ADS rights should be informed that if they wish to exercise ADS rights they must deposit $27.81 per offered ADS subscribed, which represents 110% of the estimated ADS subscription price of $25.28 per offered ADS. If the U.S. dollar cost of the share subscription plus the ADS issuance fee exceeds the deposit amount, the ADS rights agent will not deliver the offered ADSs to a subscribing ADS right holder until it has received payment of the deficiency. The ADS rights agent may sell a portion of the new ADSs that is sufficient to pay any shortfall that is not paid within 14 days of notice of the deficiency. Please see “— ADS Subscription Price”.

It should be noted that it is the sole responsibility of the holder of share rights to obtain any regulatory or other approvals necessary prior to the implementation of the conversion, including exchange control approval, if required. Furthermore, sufficient time should be allowed for the conversion process and for the ADS rights received in exchange for the share rights offer entitlement to be traded on the NYSE or exercised to subscribe for ADSs given that the trading of ADS rights on the NYSE ceases at 4:00 p.m. (New York City time) on Friday, June 20, 2008 and the ADS subscription period ends at 5:00 p.m. (New York City time) on Monday, June 23, 2008, which dates are earlier than the corresponding dates for the trading of share rights on the JSE and the end of the ordinary share subscription period. Furthermore, a subscriber of the offered ADSs must deposit 110%

of the estimated ADS subscription price, upon the exercise of each ADS right to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of a possible appreciation of the ZAR against the U.S. dollar between the date the U.S. dollar price is fixed and the end of the ADS subscription period and to pay currency conversion fees as well as the depositary’s ADS issuance fee of $0.03 per new ADS. The ADS rights agent may sell a portion of the new ADSs available to the relevant holder upon the exercise of its ADS rights that is sufficient to pay any shortfall in the subscription price and the above mentioned additional costs that is not paid within 14 days of notice of any deficiency.

None of AngloGold Ashanti, The Bank of New York or any custodian or agent acting on behalf of either of them will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the exchange of share rights for ADS rights or the timing thereof.

Delivery of Offered Shares

Share certificates to be issued to certificated shareholders pursuant to the rights offering will be posted to persons entitled thereto, by registered post in South Africa or by first class post in the United Kingdom, at the risk of the shareholders concerned, on or around Monday, July 7, 2008 and, in the case of offered shares in respect of excess applications, on or around Friday, July 11, 2008.

Certificated shareholders recorded on the register receiving new certificated shares must note they will not be able to trade their shares on the JSE until such shares have been dematerialized, which could take between one to ten business days, depending on volumes being processed.

Dematerialized shareholders will have their accounts updated at their CSDP or broker in respect of the rights offering entitlement issued to them on or around Monday, July 7, 2008 and, in the case of offered shares in respect of excess applications, on or around Friday, July 11, 2008.

CSDPs will effect payment on a delivery against payment method in respect of holders of our dematerialized shares.

Trading of Offered Shares

We have applied to list the offered shares on the JSE. Trading of the offered shares subscribed for in the rights offering is expected to commence on or around June 30, 2008 on the JSE under the symbol “ANG”.

Ordinary Shareholder Helpline

If you are a holder of ordinary shares and reside in the United States and you have any questions on the offering of letters of allocation, please phone Innisfree M&A Incorporated at 1-877-800-5190 (toll-free from the United States or Canada). This helpline is available from 9:00 a.m. to 8:00 p.m. (New York City time) Monday to Friday and from 10:00 a.m. to 4:00 p.m. on Saturday. Banks or brokers please call (212) 750-5833.

Please note that the helpline will only be able to provide you with information contained in this prospectus supplement and will not be able to give advice on the merits of the rights offering or to provide financial advice.

Corporate Authorizations

At our extraordinary general meeting held on May 22, 2008, the shareholders approved a resolution granting authority to the board of directors to allot and issue up to a maximum of 71,000,000 additional shares in our authorized capital in order to proceed with, and implement, the rights offering of up to a maximum of 71,000,000 ordinary shares.

TAXATION

South African taxation

The following discussion summarizes South African tax consequences of the receipt, exercise and disposition of the rights and of the ownership and disposition of shares or ADSs by a U.S. holder (as defined below). This summary is based upon current South African tax law and South African Revenue Services practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the “Treaty”), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a U.S. holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such U.S. holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of U.S. holders of shares and letters of allocation is also applicable to U.S. holders of ADSs and ADS rights.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, U.S. federal, state and local, and other applicable laws, of the ownership and disposition of shares, ADSs or rights.

Taxation of dividends

South Africa currently imposes a corporate tax known as Secondary Tax on Companies (“STC”) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, we have elected not to be subject to STC. As a result, although our dividend payments are not subject to STC, we pay corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by us being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to U.S. holders with respect to shares, but there has been a recent announcement (referred to below) that this is about to change. In the case of a South African withholding tax on dividends paid to a U.S. holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a U.S. holder holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases.

On February 21, 2007, the South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a withholding tax on shareholders in respect of dividends distributed at a rate of 10 percent. This change would be implemented in two phases. On October 1, 2007 the STC rate was reduced from 12.5 percent to 10 percent and STC will thereafter be phased out and replaced by the 10 percent withholding tax.

The legislation giving effect to the first phase has been published, and our marginal tax rate for our South African mining operations will be reduced from 45 percent to 43 percent and the tax rate on our non-mining income from 37 percent to 35 percent. These changes will be effective from the 2008 tax year which begins on January 1, 2008. This legislation is expected to be formally approved in July 2008.

In the second phase (expected to take place in 2009), the marginal tax rate for our South African mining operations should reduce from 43 percent to 34 percent and the marginal tax rate for non-mining income should reduce from 35 percent to 28 percent. The amending legislation relating to the second phase proposals is due to be published in 2009. As stated above, the effect of this change will not materially affect the after-tax dividend received by non-resident shareholders and South African resident individuals because STC is being replaced by a 10 percent withholding tax on dividends declared for these shareholders.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which applies to South African residents and, in the case of an individual, to non-residents if the gains are derived from a source within South Africa. In contrast, gains on the disposal of securities which are not capital in nature are subject to South African income tax. However, under the Treaty, South Africa may not tax gains on the sale or other disposition of ADSs or shares by a U.S. holder. Accordingly, gains from the sale or other disposition of ADSs or shares by a U.S. holder will not be subject to South African tax.

Taxation of rights

The receipt of ADS rights or share rights by a U.S. holder pursuant to the rights offering, and the exercise of such rights, will not be subject to South African tax. A U.S. holder will not be subject to South African tax on a sale or other disposition of ADS rights or share rights.

United States taxation

The following is a general summary of the material U.S. federal income tax consequences of the receipt, exercise and disposition of rights and of the ownership and disposition of offered shares and new ADSs. This summary addresses only U.S. federal income tax considerations of U.S. Holders (as defined below) of existing shares or ADSs that receive rights in the offering and that acquire offered shares or new ADSs through the exercise of such rights and that otherwise acquire offered shares or new ADSs in this offering and that hold such rights, offered shares and/or new ADSs as capital assets for U.S. federal income tax purposes. This summary is based on U.S. tax laws including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as of the date hereof, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of U.S. federal income taxation that may apply to holders that are subject to special tax rules, including certain U.S. expatriates, insurance companies, tax-exempt entities, banks, certain other financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons that own (directly, indirectly or by attribution) 10 percent or more of our outstanding share capital or voting stock, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

As used herein, the term “U.S. holder” means a beneficial owner of rights, shares or ADSs that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds rights, shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds rights, shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the receipt, exercise and disposition of rights and of the ownership and disposition of the offered shares and new ADSs.

U.S. holders should consult their own tax advisors regarding the specific U.S. federal, state and local tax consequences of the receipt, exercise and disposition of rights and of the ownership and disposition of shares and ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. holders are urged to consult their own tax advisors regarding whether they are eligible or benefits under the Treaty.

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a U.S. holder of shares for ADSs or of ADSs for shares will not be subject to U.S. federal income tax. The following discussion (except where otherwise expressly noted) applies equally to U.S. holders of shares and U.S. holders of ADSs.

This summary assumes that we are not and will not become a passive foreign investment company as discussed below.

U.S. taxation of rights

Receipt of rights

The receipt of rights pursuant to the offering should be treated as a non-taxable distribution with respect to a U.S. Holder’s existing shares or ADSs held.

If the fair market value of the rights received by investors is less than 15 percent of the fair market value of their shares or ADSs on the date the rights are received, the rights will be allocated a zero basis for U.S. federal income tax purposes unless investors elect to allocate basis in proportion to the relative fair market values of their shares or ADSs and the rights received, as determined on the date of receipt. This election must be made in investors’ tax returns for the taxable year in which the rights are received. On the other hand, if the fair market value of the rights received by investors is 15 percent or more of the fair market value of their shares or ADSs on the date the rights are received, then their basis in their shares or ADSs must be allocated between the shares or ADSs and the rights received in proportion to their fair market values, as determined on the date the rights are received.

Exercise of rights and subscription of offered shares or new ADSs

A U.S. Holder will not recognize taxable income upon the receipt of offered shares or new ADSs pursuant to the exercise of rights. A U.S. Holder that subscribes for offered shares or ADSs by exercising rights will have a tax basis in the offered shares or ADSs so acquired equal to its basis in the rights exercised to obtain the offered shares or ADSs, if any, plus the U.S. dollar value of the subscription price on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder’s holding period in the offered shares or new ADSs generally will begin on the date the rights are exercised.

Lapse or other disposition of rights

A U.S. Holder will recognize capital gain or loss on the sale or other disposition of the rights in an amount equal to the difference between its adjusted tax basis in the rights, if any, and the U.S. dollar value of the amount realized from the sale or other disposition, if any. Any gain or loss will be long-term capital gain or loss if the holding period for the rights is more than one year and generally will be treated as arising from U.S. sources. A U.S. Holder’s holding period in the rights will include such holder’s holding period in its existing shares held with respect to which the rights were received.

A U.S. Holder that allows the rights to expire without selling or exercising them will not recognize a loss upon the lapse or expiration of the rights. Any election made by such U.S. Holder to allocate tax basis to the rights will not apply.

U.S. taxation of shares and ADSs

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a U.S. holder by us generally will be taxable as dividend income to the U.S. holder for U.S. federal income tax purposes on the date the distribution is actually or constructively received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate U.S. holders will not be eligible for the dividends received deduction in respect of dividends paid by us. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to U.S. holders with respect to shares or ADSs. The South African government, however, has recently announced its intent to enact a 10 percent dividend withholding tax, which is to be phased in during 2008 and 2009. See “Taxation – South African Taxation – Taxation of dividends”.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a U.S. holder of shares or ADSs in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the U.S. holder, in the case of Shares, or by the Depositary, in the case of ADRs, regardless of whether the foreign currency is converted into U.S. dollars on such date. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder of offered shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. holder of offered shares generally will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into U.S. dollars by the depositary upon its receipt. Accordingly, a U.S. holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income, or in the case of certain U.S. holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. U.S. holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to the shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV. Each individual U.S. holder of our shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

Taxation of capital gains

A U.S. holder who is a resident of the United States for purposes of the Treaty will not be subject to South African tax on any capital gain if it sells or disposes of its shares or ADSs. See “— South African taxation – Taxation of gains on sale or other disposition”. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company considerations

A non-U.S. corporation will be a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the taxable year ended December 31, 2007 and do not expect to become a PFIC in the foreseeable future. If we were characterized as a PFIC for any taxable year, a U.S. holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares, new ADSs or, under proposed regulations, rights, treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or ADSs.

U.S. information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs or Rights may be subject to information reporting to the Internal Revenue Service (the “IRS”) and to backup withholding. U.S. federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from information reporting. (Exempt recipients include corporations). U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

We are offering to our shareholders, recorded in the register at the share record date, the right to subscribe for offered shares in the form of ordinary shares pursuant to and in transferable, renounceable (nil paid) share rights as set forth in letters of allocation granted to them under South African law. We have also arranged with The Bank of New York, the depositary for our ADSs, and accordingly the holder of record of the ordinary shares underlying the ADSs, to make available to holders of our ADSs at the ADS record date transferable ADS rights granted to them under contractual agreement. All offered shares not taken up upon the exercise of rights will be available for allocation to holders of rights who wish to apply for a greater number of offered shares or offered ADSs, as the case may be, than those initially offered to them under the rights offering, subject to certain limitations. Unless the context otherwise requires, in this section the term “offered shares” shall mean offered shares, whether in the form of ordinary shares or ADSs.

For the timing of delivery of offered shares in respect of the exercise of rights and excess applications, see “The Rights Offering — Holders of ADSs — Delivery of offered ADSs” and “The Rights Offering — Holders of ADSs — Delivery of offered shares”.

We and the underwriters named below have entered into an underwriting agreement, which has been amended, with respect to the offered shares (in the form of ordinary shares or ADSs). Pursuant to the underwriting agreement, in the event that any offered shares are not subscribed for pursuant to the exercise of rights or pursuant to excess applications (such offered shares not subscribed for, the “remaining offered shares”), the underwriters have severally agreed, subject to certain conditions, to procure subscribers or, failing that, subscribe themselves for up to 69,470,442 remaining offered shares (the total number of offered shares) at the share subscription price per share. With respect to the obligation under the underwriting agreement, the underwriters have severally agreed to procure subscribers or, failing that, subscribe themselves for any remaining offered shares in the percentages indicated in the following table.

Percentage of remaining
Underwriters	offered shares

Goldman Sachs International	38.11%
UBS Limited	38.11%
Morgan Stanley & Co. International plc	19.06%
J.P. Morgan Securities Ltd.	4.72%

Total	100%

The underwriting agreement provides that the obligations of the underwriters to procure subscribers or, failing that, subscribe themselves for the remaining offered shares are subject to approval of legal matters by counsel and to certain other conditions, including the absence of customary force majeure and market disruption events and a change or a development involving a prospective change, in or affecting the business affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, the effect of which is in the judgment of the representatives of the underwriters so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the remaining offered shares.

Goldman Sachs International and UBS Limited are the representatives of the underwriters (the “representatives”). The representatives may be contacted at the following addresses: Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom; and UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom. Morgan Stanley & Co. International plc may be contacted at 25 Cabot Square, Canary Wharf, London E14 4QA,

United Kingdom. J.P. Morgan Securities Ltd. may be contacted at 125 London Wall, London EC2Y 5AJ, United Kingdom.

Pursuant to the underwriting agreement, we have agreed to pay the underwriters the following commission in respect of their underwriting commitments whether or not they are required to procure subscribers or, failing that, subscribe themselves for any offered shares, unless the rights offering is terminated. The following table shows the per ordinary share and total underwriting commission to be paid by the Company to the underwriters.

Paid by the Company

Per offered share	$0.51	(1)
Total	$35.1 million	(1)

(1)	Based on the commissions, which are payable in rands, translated into U.S. dollars at an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

The total underwriting commission to be paid to the underwriters by the Company represents 2.0 percent of the aggregate subscription price for the total number of offered shares, or aggregate subscription price, before any fees and expenses. We may also, entirely at our discretion, pay the underwriters an additional fee of up to 0.25 percent of the aggregate subscription price. UBS Limited is acting as financial adviser to the Company in connection with the rights offering and we have agreed to pay them a fee of $3.5 million for these services. We have also agreed to pay or reimburse certain expenses of the underwriters related to the rights offering.

We have agreed to pay all fees and expenses in connection with this offering. Set forth below is an itemization of the estimated total fees and expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the rights offering.

SEC registration fee	$0.1 million
Stock exchange listing and inspection fees	$0.8 million
Printing and engraving costs	$1.7 million
Legal fees and expenses	$3.4 million
Financial advisers fees	$3.5 million
Accounting fees and expenses	$0.7 million
Insurance and other expenses	$6.1 million

Total	$16.3 million

* * * * *

We have agreed with the underwriters that, for a period from the date of the underwriting agreement to the expiration of 180 days from the date of the settlement of the rights offering, we will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any securities of the Company that are substantially similar to our ordinary shares or the rights. The foregoing sentence shall not apply to (i) the ordinary shares or the rights in this offering, (ii) our issuance and sale of ordinary shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of the underwriting agreement, (iii) our issuance of ordinary shares issuable upon the conversion of securities outstanding on the date of the underwriting agreement, (iv) our issuance and sale of ordinary shares in connection with our acquisition of Golden Cycle Gold Corporation, (v) our issuance and sale of ordinary shares in connection with the refinancing (including in a greater principal amount) of the 2.375 percent guaranteed convertible bond due 2009 issued by AngloGold Ashanti Holdings plc and (vi) our issuance of ordinary shares in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipients of such ordinary shares agree to be subject to the foregoing sentence. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice and, specifically in the circumstances described in part (vi) of the foregoing sentence where such recipients do not agree to be subject to these lock-up agreements, will not unreasonably withhold their release of the lock-up. References in this paragraph to ordinary shares shall mean ordinary shares in the form of ordinary shares or ADSs.

Our directors expect to agree with the underwriters that, for a period of 180 days from the date of the delivery of any remaining offered shares, or if it is determined that there are no remaining offered shares, a date shortly after such determination is made, subject to certain exceptions, they will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any securities of the Company that are substantially similar to our ordinary shares or the rights. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. References in this paragraph to ordinary shares shall mean ordinary shares in the form of ordinary shares or ADSs.

Pursuant to a registration rights agreement between us and Anglo South Africa Capital (Proprietary) Limited dated as of March 23, 2006, Anglo South Africa Capital (Proprietary) Limited has agreed not to offer, sell or allot any of our ordinary shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, or ordinary shares for a 90 day period from July 7, 2008 or, if other than July 7, 2008, the date on which we first allot and issue offered shares to subscribers thereof upon the exercise of rights.

* * * * *

Allan Gray Limited, which as of the date hereof acts as investment manager for clients holding approximately 11.2 percent of our ordinary shares, has agreed, subject to the continuing mandates of its clients, to procure that its clients holding approximately 11.2 percent of our ordinary shares will subscribe for their entire entitlement under the rights offering. In addition, the Public Investment Corporation, which as of the date hereof owns approximately 8.5 percent of our ordinary shares, has agreed, in respect of the ordinary shares it owns as of the date hereof and any ordinary shares that it may acquire prior to June 6, 2008, to subscribe for its entire entitlement under the rights offering.

We are aware that one or more of our directors intends to subscribe for offered shares in the rights offering.

The ADS rights are expected to trade on the New York Stock Exchange under the symbol “AU RT” from 9:30 a.m. (New York City time) on May 29, 2008 (on a when issued basis until June 4, 2008) until 4:00 p.m. (New York City time) on June 20, 2008. The share rights are expected to trade on the JSE under the symbol “ANGN” from 9:00 a.m. (Johannesburg time) on June 2, 2008 until 5:00 p.m. (Johannesburg time) on June 27, 2008.

Our outstanding ADSs are traded on the NYSE under the symbol “AU.” Our outstanding ordinary shares are traded on the JSE under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of Chess depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana Stock Exchange under the symbol “AGA” and in the form of Ghanaian Depositary Shares under the symbol “AADS” each representing one-hundredth of an ordinary share, and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG”.

In addition, certain of the underwriters have advised us that they are currently making a market for our ordinary shares and ADS and that they intend to make a market in the ADS rights and share rights. However, there is currently no market for any of the rights and we can give you no assurance that a market for the rights, whether for ADS rights or share rights, will develop or, if a market does develop, as to how long it will continue.

In connection with the rights offering, the underwriters (or persons acting on behalf of any underwriter) may have engaged and may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement. Such activity may include purchases and sales of securities of the Company (including ordinary shares, ADSs, share rights and ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of our securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. Short sales would involve the sale by the underwriters of securities not owned by them. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because shares or ADSs sold by, or for the account of, such underwriter in short covering transactions have been repurchased.

Short sales and other hedging activity could place significant downward pressure on the market price of our ordinary shares, ADSs, share rights and/or ADS rights. In addition, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our ordinary shares, ADSs, share rights or ADS rights and may maintain or otherwise affect the market price of those securities. As a result of such activities, the price of those securities may be lower or higher than the price that might otherwise exist in the absence of such activities.

If these market making and other activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice. These transactions may be effected on the New York Stock Exchange, the JSE Limited, the London Stock Exchange, Euronext Paris or the Australian Stock Exchange, in the over-the-counter market or otherwise.

As described above, subject to certain conditions, the underwriters will be required to procure subscribers or, failing that, subscribe themselves for the remaining offered shares, if there are any. This prospectus may be used by the underwriters to make offers and sales, or resales, of the remaining offered shares and in connection with short sales of ordinary shares or ADSs made by them.

The several underwriters may offer remaining offered shares to the public at variable prices, which may be less than or in excess of the share subscription price. Any remaining offered shares sold by the underwriters to securities dealers, and any such securities that such dealers may resell to certain other brokers or dealers, may be sold at a discount to the price or prices offered to the public.

The underwriters expect that delivery of the remaining offered shares will be made against payment therefor on July 16, 2008, which is expected to be more than three business days after the pricing of the offering of the remaining offered shares. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade remaining offered shares prior to the third business day before the delivery of the remaining offered shares will be required, by virtue of the fact that the remaining offered shares initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

We have been advised by the underwriters that the underwriters are expected to make offers and sales of remaining offered shares both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. Goldman Sachs International is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Goldman, Sachs & Co. UBS Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC. Morgan Stanley & Co. International plc is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated. J.P. Morgan Securities Ltd. is expected to make offers and sales in the United States through its registered broker-dealer affiliate, J.P. Morgan Securities Inc.

We have been advised that the underwriters may distribute the remaining offered shares in one or more of the following types of transactions:

•	transactions, including block trades or consolidated distributions, on one or more of the stock exchanges on which our securities trade or otherwise;

•	over-the-counter market transactions;

•	privately negotiated transactions; or

•	a combination of any of these transactions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. UBS Limited is acting as financial adviser to the Company in connection with the rights offering. In addition, certain of the underwriters and their respective affiliates are lenders to the Company under our credit facility and have, from time to time, entered into hedging transactions with the Company and certain of its affiliates (including hedge transactions that may be subject of the restructuring contemplated under the caption “Purpose of the Rights Offering and Use of Proceeds”).

Subscribers for offered shares may be required to pay taxes and other charges in accordance with the laws and practices of their country in addition to the subscription price stated on the cover of this prospectus supplement.

Selling Restrictions

You are referred to the information and limitations set forth under the captions “Notice to Prospective Investors in the United Kingdom, European Economic Area and Japan”, “Notice to Australian Investors,” “Notice to Canadian Investors” and “Notice to Ghanaian Investors” in connection with the rights, exercises of rights and excess applications.

In connection with any offering of the remaining offered shares, no action may be taken in any jurisdiction other than the United States that would permit a public offering of such shares or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the remaining offered shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the remaining offered shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

DESCRIPTION OF ADSs

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for the depositary, and all of which are referred to collectively as the custodian. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. South African law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which we have filed with the SEC as an exhibit to our registration statement on Form F-6/A (File No. 333-133049) on May 27, 2008. The Form F-6/A is available for inspection at the offices of the SEC in the manner described in “Where You Can Find More Information” on page S-1 of this prospectus supplement.

Dividends and Other Distributions

The Bank of New York has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on our ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent.

Cash

The Bank of New York will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars (unless we pay it in U.S. dollars), if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Currently, we pay dividends on ordinary shares in South African rand. We may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

The Bank of New York will convert the South African rand it receives from us to U.S. dollars and distribute dividends in U.S. dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York may distribute non-U.S. currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York may hold the non-U.S. currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-U.S. currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-U.S. currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary shares

The Bank of New York may distribute to holders of ADSs additional ADSs representing ordinary shares that we distribute as a dividend or free distribution, if we provide it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to subscribe for additional ordinary shares

If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York, after consultation with us, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase our ordinary shares on their behalf. The Bank of New York will then deposit the ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver ADSs which are “restricted securities” within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other distributions

The Bank of New York will send to holders of ADSs any other distributions that we make on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what we distribute, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what we distribute, in which case the outstanding ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York will deliver ADSs if a holder of our ordinary shares or their broker deposits our ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names such holder of our ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

ADS registered holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS registered holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The Bank of New York will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of our Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of ADSs instruct.

We cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property
Each cancellation of an ADS, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash payment

A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders

$0.02 (or less) per ADS per year	Depositary services

Registration or transfer fees	Transfer and registration of our ordinary shares on our share register to or from the name of The Bank of New York or its agent when our ordinary shares are deposited or withdrawn

Expenses of The Bank of New York	Conversion of non-U.S. currency to U.S. dollars

Cable, telex and facsimile transmission expenses

Servicing the deposited securities

Taxes and other governmental charges The Bank of New York or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If we:	Then:
Change the nominal or par value of the ordinary shares; Reclassify, split or consolidate any of the deposited securities;	The cash, ordinary shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to holders of ADSs; or

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The Bank of New York may, and will if we ask it to, distribute some or all of the cash, our ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York to amend the deposit agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York may terminate the deposit agreement by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if we ask it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of our ADSs at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver our ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The deposit agreements expressly limit our obligations and the obligations of The Bank of New York, and they limit our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either we or The Bank of New York is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either we or The Bank of New York exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;

•	may rely on advice of or information from legal counsel, accountants, and any persons presenting our ordinary shares for deposit, any registered holder or any other person believed by us in good faith to be competent to give such advice or information; and

•	pursuant to the deposit agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of our ordinary shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York or our books are closed, or at any time if either we or The Bank of New York thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) either we or The Bank of New York have closed our transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) we are paying a dividend on the ordinary shares;

•	when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York may also deliver our ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-

release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash, U.S. government securities, or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters. Certain legal matters with respect to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell.

SOUTH AFRICAN RESERVE BANK APPROVAL

We have obtained approval from the South African Reserve Bank for our offering of ordinary shares under this prospectus supplement.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the years ended December 31, 2005, 2006 and 2007, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on the Ernst & Young report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to our 2007 Annual Report on Form 20-F, have been so incorporated, in respect of the year ended December 31, 2006, in reliance on the report by Ernst & Young, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting and, in respect of the year ended December 31, 2005, in reliance on the report by PricewaterhouseCoopers, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statement of Société d’ Exploitation des Mines d’Or de Sadiola S.A. and the financial statements of Mines d’Or de Yatela S.A., incorporated in this prospectus by reference to the our 2007 Annual Report on Form 20-F, have been so incorporated in reliance on the reports by KPMG Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SCHEDULE A

TABLE OF ENTITLEMENT

The following table sets out the number of share rights to which an eligible holder of fewer than 100 ordinary shares or that does not hold a multiple of 100 ordinary shares is entitled:

Number of	Share	Number of	Share	Number of	Share
existing ordinary	right	existing ordinary	right	existing ordinary	right
shares held	entitlement	shares held	entitlement	shares held	entitlement

1	0	41	10	81	20
2	0	42	10	82	20
3	1	43	11	83	20
4	1	44	11	84	21
5	1	45	11	85	21
6	1	46	11	86	21
7	2	47	12	87	21
8	2	48	12	88	22
9	2	49	12	89	22
10	2	50	12	90	22
11	3	51	13	91	22
12	3	52	13	92	23
13	3	53	13	93	23
14	3	54	13	94	23
15	4	55	14	95	23
16	4	56	14	96	24
17	4	57	14	97	24
18	4	58	14	98	24
19	5	59	15	99	24
20	5	60	15
21	5	61	15
22	5	62	15
23	6	63	16
24	6	64	16
25	6	65	16
26	6	66	16
27	7	67	17
28	7	68	17
29	7	69	17
30	7	70	17
31	8	71	17
32	8	72	18
33	8	73	18
34	8	74	18
35	9	75	18
36	9	76	19
37	9	77	19
38	9	78	19
39	10	79	19
40	10	80	20

A-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

69,470,442 Ordinary Shares

AngloGold Ashanti Limited

PROSPECTUS SUPPLEMENT

Goldman Sachs International

UBS Investment Bank

Morgan Stanley

JPMorgan

May 27, 2008